As filed with the Securities and Exchange Commission on June 10, 2005
Registration No. 333-125197

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Antigenics Inc.
(Exact name of registrant as specified in its charter)

Delaware	06-1562417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
630 Fifth Avenue, Suite 2100
New York, New York 10111
(212) 994-8200
(Address, including zip code, and telephone number, including area code of principal executive offices)
Garo H. Armen
Chief Executive Officer
Antigenics Inc.
630 Fifth Avenue, Suite 2100
New York, New York 10111
(212) 994-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering.    ☐
         If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold in a public offering until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, JUNE 10, 2005
PROSPECTUS
Antigenics Inc.
$50,000,000 Principal Amount of
5.25% Convertible Senior Notes Due 2025 and 4,645,115 Shares of
Antigenics Common Stock Issuable on Conversion of the Notes
        We issued the notes in a private placement in January 2005. This prospectus may be used by selling securityholders to resell from time to time their notes and the shares of common stock issuable upon conversion of their notes. We will not receive any of the proceeds from the resale of the notes or the shares issuable upon conversion of the notes.
      The notes accrue interest at an annual rate of 5.25%. Interest on the notes is due on February 1 and August 1 of each year. The first interest payment will be made on August 1, 2005. The notes will mature on February 1, 2025.
      Holders may convert their notes at any time prior to stated maturity. The initial conversion rate, which is subject to adjustment, is 92.9023 shares per $1,000 principal amount of notes. This represents an initial conversion price of approximately $10.76 per share.
      A holder that surrenders notes for conversion in connection with certain fundamental changes that occur before February 1, 2012 may in certain circumstances be entitled to an increase in the conversion rate. However, in lieu of increasing the conversion rate applicable to those notes, we may in certain circumstances elect to change our conversion obligation so that the notes will be convertible into shares of an acquiring company’s common stock.
      On or after February 1, 2012, we may from time to time at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. We must make at least 14 semi-annual interest payments on the notes before we may redeem them.
      On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. Holders may require us to repurchase all or a portion of their notes upon a fundamental change, as described in this prospectus, at a repurchase price, in cash, equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
      The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2005, we had approximately $8.4 million of outstanding secured indebtedness, and our subsidiaries had total liabilities, excluding intercompany liabilities, of $3.1 million. All of this indebtedness effectively ranks senior to the notes.
      The notes have been designated for trading in The PORTALsm Market, a subsidiary of The NASDAQ Stock Market, Inc. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PORTALsm Market. Our common stock is listed on the NASDAQ National Market under the symbol “AGEN.” On June 9, 2005, the last reported sale price of our common stock was $6.22 per share.
       Investing in the notes and shares of our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 7.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005

      Oncophage® is a registered trademark of Antigenics Inc. or its subsidiaries, and Aroplatintm is a trademark of Antigenics Inc. or its subsidiaries. Gleevec® is a registered trademark of Novartis. All rights reserved.
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, nor have any of the selling securityholders, authorized anyone to provide you with different information. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of the securities described in this prospectus. The selling securityholders are not making an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated into it by reference. Because this is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus and the documents incorporated by reference carefully, including the section entitled “Risk factors.”

Unless we indicate otherwise in this prospectus, “Antigenics,” “we,” “us” and “our” refer to Antigenics Inc. and its subsidiaries. The notes are obligations of Antigenics Inc. and not any of its subsidiaries. Accordingly, in descriptions of the notes and obligations under the indenture “Antigenics”, “we”, “us” and “our” refer to Antigenics Inc. alone.
ANTIGENICS INC.

We are a biotechnology company developing technology and products to treat cancers, infectious diseases and autoimmune disorders, primarily based on immunological approaches. Our most advanced product candidate is Oncophage®, a personalized therapeutic cancer vaccine being tested in several types of cancer, including in Phase 3 clinical trials for the treatment of renal cell carcinoma, the most common type of kidney cancer, and metastatic melanoma. Our product candidate portfolio also includes (1) AG-858, a personalized therapeutic cancer vaccine in a Phase 2 clinical trial for the treatment of chronic myelogenous leukemia, (2) AG-702/ AG-707, a therapeutic vaccine program in Phase 1 clinical development for the treatment of genital herpes, and (3) Aroplatintm, a liposomal chemotherapeutic currently completing pre-clinical reformulation and testing. Our related business activities include research and development, regulatory and clinical affairs, clinical manufacturing, business development, marketing and administrative functions that support these activities.
OUR PRODUCTS UNDER DEVELOPMENT

Introduction

Heat shock proteins, our founding technology platform, form the basis for our most advanced product candidate, Oncophage, and for our AG-858 and AG-702/ AG-707 product candidates. We have observed clinical activity in Phase 1, Phase 1/2 and Phase 2 trials of Oncophage in terms of improvement or stabilization of disease in multiple cancer types. This includes data demonstrating complete disappearance (a complete response) or substantial shrinkage (a partial response) of tumor lesions in a portion of patients with renal cell carcinoma, melanoma and lymphoma. Additionally, in a portion of patients who were rendered disease-free by surgery, we have observed signs of positive impact on disease such as disease-free survival in resectable pancreatic cancer and increased survival in a subset population in stage IV colon cancer. In our studies to date, the vaccine has shown that it may have a favorable safety profile. The most common side effects have been mild to moderate injection site reactions and transient low-grade fevers. We believe that this human data further supports the broad applicability and corresponding commercial potential of our heat shock protein candidates.

Oncophage is a personalized therapeutic cancer vaccine that is based on a heat shock protein called gp96, and it is currently in Phase 3 clinical trials for renal cell carcinoma and metastatic melanoma. Oncophage has received Fast Track designation and Orphan Drug designation from the US Food and Drug Administration, also known as the FDA, for both renal cell carcinoma and metastatic melanoma.

AG-858 is a personalized therapeutic cancer vaccine based on a different heat shock protein called HSP70, which is being tested in combination with Gleevectm (imatinib mesylate, Novartis) in a Phase 2 clinical trial for the treatment of chronic myelogenous leukemia, a cancer of the blood system in which too many white blood cells are produced in the bone marrow.

AG-702/AG-707 is our therapeutic vaccine program for the treatment of genital herpes. While AG-702 consists of a heat shock protein (Hsc70) associated with a single synthetic peptide from the herpes simplex virus-2, AG-707 is a multivalent vaccine (a type of vaccine that addresses multiple components of the virus) that contains multiple herpes simplex virus-2 homologous peptides. We initiated a proof-of-principle Phase 1 trial for AG-702 in the fourth quarter of 2001. We plan to file an investigational new drug application (IND) during the first half of 2005 for AG-707, and we plan to initiate a Phase 1 clinical trial of AG-707 shortly thereafter. We have experienced delays in the animal experiments performed to support the basis of clinical development and an IND filing. We continue to work towards achieving an effective formulation from our animal studies and expect to complete these studies in the first half of 2005. We do not anticipate further developing AG-702 given that AG-707 should be beneficial to a larger number of patients with genital herpes.
      Our other product candidates and clinical programs include Aroplatin, a novel liposomal third-generation platinum chemotherapeutic that has been studied in two trials, a Phase 2 trial of patients with colorectal cancer and a Phase 1 trial of patients with other solid tumors. Platinum chemotherapeutics are cancer drugs containing the metallic element platinum, which has been shown to have some anti-cancer effects. In the case of Aroplatin, the active platinum drug component is encapsulated in a liposome, which is a spherical particle of phospholipids that are components of human cell membranes. Our technologies also include QS-21, an adjuvant, or companion compound, studied in both therapeutic and prophylactic vaccines to improve the quality of immune response.
      Through our preclinical research programs, we intend to develop additional novel compounds to treat cancer and infectious diseases that are designed to be more efficacious and safer than conventional therapies. Our lead preclinical program is focused on a “next-generation” Oncophage vaccine, which incorporates several important innovations. With these advances, we expect to be able to manufacture sufficient quantities of a personalized cancer vaccine for patient treatment from much smaller tumor tissue samples. We are also studying pathways through which heat shock proteins activate the immune system and plan on initiating combination therapy studies with Oncophage and other immunomodulators and chemotherapeutics during 2005.

Heat Shock Protein Technology
      Heat shock proteins, also known as HSPs, are also called stress proteins. HSPs are a group of proteins that are induced when a cell undergoes various types of environmental stresses like heat, cold and oxygen deprivation. HSPs are present in all cells in all life forms from bacteria to mammals, and their structure and function are similar across these diverse life forms. Under normal conditions, heat shock proteins play a major role in transporting fragments of proteins called peptides, including antigenic peptides, within a cell, and are thus called “chaperones.” Antigenic peptides are those portions of a protein that stimulate immune response when recognized by the immune system. Because HSPs chaperone peptides within the cell, they bind a broad array of antigenic peptides and facilitate their recognition by the immune system. Thus, HSPs help present the antigenic “fingerprint” of the cell to the immune system.
      Although heat shock proteins are normally found inside cells, they also serve an important purpose when found extracellularly, meaning outside of cells. When they are found outside of cells, it indicates that a cell has undergone necrosis, a type of rupturing cell death caused by disease, mutation or injury whereby a cell’s contents are spilled into the body tissue. Extracellular HSPs are a powerful “danger signal” to the immune system and they therefore are capable of generating a targeted immune response against the infection or disease responsible for the necrotic cell death.
      Combined, the intracellular and extracellular functions of heat shock proteins form the basis of our technology. The “chaperoning” nature of heat shock proteins allows us to produce vaccines containing the antigenic peptides of a given disease. In the case of cancer, the vaccines are personalized, consisting of heat shock proteins purified from a patient’s tumor cells which remain bound, or complexed, to a broad array of peptides produced by that patient’s tumor. These heat shock protein-peptide complexes, also known as HSPPCs, when injected into the skin, have the ability to stimulate a powerful T-cell-based immune response capable of targeting and killing the cancer cells from which these complexes were derived. Because cancer is a highly variable disease from one patient to another, we believe that a personalized vaccination approach is required to generate a more robust and targeted immune response.

      For diseases that are not highly variable from one patient to another, such as genital herpes, we do not believe that a personalized vaccination approach is required. For example, in our AG-702/ AG-707 program for the treatment of genital herpes, we complex, or bind, one or several defined antigenic herpes peptides to a heat shock protein (Hsc70) that we genetically engineer, creating an HSPPC. This HSPPC, when injected into the skin, is designed to elicit a T-cell-based immune response to the synthetic peptides carried by the heat shock protein.
PRODUCT DEVELOPMENT PORTFOLIO
      Below is the clinical status of our lead product candidates under development.

Status

Product	Phase 3(1)	Phase 2	Phase 1

Oncophage	Renal cell carcinoma(3)	Colorectal cancer(2)	Pancreatic cancer(2)
	Melanoma(2)	Non-Hodgkin’s lymphoma(2)
Gastric cancer(2)
Metastatic renal cell carcinoma
Lung cancer
AG-858		Chronic myelogenous leukemia
AG-702			Genital herpes
Aroplatin		Colorectal cancer(2)	Solid tumors

(1)	These trials are multi-center trials being conducted in the US as well as internationally.

(2)	These trials are closed to enrollment.

(3)	Part I of this trial is closed to enrollment. Part II of this trial is open to enrollment.
OUR CORPORATE INFORMATION
      Antigenics L.L.C. was formed as a Delaware limited liability company in 1994 and converted to Antigenics Inc., a Delaware corporation, in February 2000. Our principal executive offices are located at 630 Fifth Avenue, Suite 2100, New York, NY 10111, and our main telephone number is (212) 994-8200. You can find additional information about us in our filings with the SEC. See “Where you can find additional information.”

THE NOTES
      The following is a brief summary of the terms of the notes. For a more complete description of the notes, see “Description of notes” in this prospectus.

Notes	$50,000,000 aggregate principal amount of 5.25% convertible senior notes due February 1, 2025.

Maturity	The notes will mature on February 1, 2025, unless earlier redeemed, repurchased or converted.

Interest payment dates	The notes accrue interest at 5.25% per annum on the principal amount of the notes, payable semi-annually in arrears on February 1 and August 1 of each year, starting on August 1, 2005, to holders of record at the close of business on the preceding January 15 and July 15, respectively. Interest accrues on the notes from and including January 25, 2005 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2005, we had approximately $8.4 million of outstanding secured indebtedness, and our subsidiaries had total liabilities, excluding intercompany liabilities, of $3.1 million. All of this indebtedness effectively ranks senior to the notes. See “Description of notes — Ranking.”

Conversion rights	Holders may convert their notes at any time prior to stated maturity. The initial conversion rate, which is subject to adjustment, is 92.9023 shares per $1,000 principal amount of notes. This represents an initial conversion price of approximately $10.76 per share.

A holder that surrenders notes for conversion in connection with certain fundamental changes that occur before February 1, 2012 may in certain circumstances be entitled to an increase in the conversion rate. The amount of the increase in the conversion rate, or number of additional shares issuable upon conversion, if any, will be based on the price paid per share of our common stock in the transaction, which we refer to as the applicable price, and the effective date of the fundamental change. A description of how the number of additional shares will be calculated and a table showing the number of additional shares that would apply at various applicable prices and fundamental change effective dates, based on assumed interest and conversion rates, are set forth under “Description of notes — Conversion rights.” If the actual applicable price is less than $8.97 per share (subject to adjustment) or greater than $52.50 per share (subject to adjustment), we will not increase the conversion rate.

However, in lieu of increasing the conversion rate applicable to those notes, we may in certain circumstances elect to change our conversion obligation so that the notes will be convertible into shares of an acquiring company’s common stock.

See “Description of notes — Conversion rights.”

Sinking fund	None.

Redemption of notes at our option	On or after February 1, 2012, we may from time to time at our option redeem the notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of notes — Redemption of notes at our option.”

Purchase of notes by us at the option of the holder	On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of notes — Purchase of notes by us at the option of the holder.”

Right of holder to require us to repurchase notes if a repurchase event occurs	If a fundamental change, as described in this prospectus, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of notes — Holders may require us to repurchase their notes upon a fundamental change.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any premium and accrued and unpaid interest may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes — Events of default.”

Use of proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes.

DTC eligibility	The notes were issued in book-entry-only form and are represented by one or more global securities, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of notes — Form, denomination and registration of notes.”

Listing and trading	The notes are not listed on any securities exchange or included in any automated quotation system. Any notes that are sold by means of this prospectus will no longer be eligible for trading in

The PORTALsm Market. Our common stock is quoted on the NASDAQ National Market under the symbol “AGEN.”

Material US federal tax considerations	For a discussion of certain US federal tax considerations relating to the purchase, ownership and disposition of the notes and shares of common stock into which the notes are convertible, see “Material US federal tax considerations.”

Risk factors	In analyzing an investment in the notes offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under “Risk factors.”

RISK FACTORS
      Investing in the notes involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing the notes. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of the notes and our common stock may decline, and you might lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS

If we incur operating losses for longer than we expect, we may be unable to continue our operations.
      From our inception through March 31, 2005, we have generated net losses totaling approximately $354 million. Our net losses for the three months ended March 31, 2005, and for the years ended December 31, 2004, 2003, and 2002, were approximately $18.0 million, $56.2 million, $65.9 million, and $55.9 million, respectively. We expect to incur significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Phase 3 clinical trials are particularly expensive to conduct, and in February 2005 we initiated part II of our Phase 3 clinical trial in renal cell carcinoma. Furthermore, our ability to generate cash from operations is dependent on if and when we will be able to commercialize our product candidates. If we incur operating losses for longer than we expect, we may be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to advance our development programs and complete our clinical trials.
      On March 31, 2005, we had approximately $114.1 million in cash, cash equivalents and short-term investments. With our current working capital we expect that we could fund our development programs, clinical trials, and other operating expenses into 2006. We plan to raise additional funds prior to that time. For the three months ended March 31, 2005, the sum of our average monthly cash used in operating activities plus our average monthly capital expenditures was approximately $6.7 million. Total capital expenditures for the three months ended March 31, 2005 were $1.1 million and we anticipate capital expenditures of up to $2.0 million during the remainder of 2005. Since our inception, we have financed our operations primarily through the sale of equity. In order to finance our future operations, we will be required to raise additional funds in the capital markets, through arrangements with corporate partners, or from other sources. Additional financing, however, may not be available on favorable terms or at all. If we are unable to raise additional funds when we need them, we will be required to delay, reduce, or eliminate some or all of our development programs and some or all of our clinical trials, including the development programs and clinical trials supporting our most advanced product candidate, Oncophage. We also may be forced to license technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies.

We have significant long-term debt and we may not be able to make interest or principal payments when due.
      As of March 31, 2005, our total long-term debt, excluding the current portion, was approximately $53 million. The 5.25% convertible senior notes due 2025 do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness, including debt that effectively ranks senior to the notes. On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase their notes for cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Holders may also require us to repurchase their notes upon a fundamental change, as defined, at a repurchase price, in cash, equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including the factors identified in this “Risk Factors” section, and other factors beyond our control. To date, we have had negative cash flow from operations. For the three months ended March 31, 2005, and for the year ended December 31, 2004, net cash used in operating activities was approximately $19 million and $60 million, respectively. Assuming no additional interest-bearing debt is incurred and none of the notes are converted, redeemed, repurchased or exchanged before February 1, 2012, our debt service requirements (payments of principal and interest) are $6.5 million during 2005, $7.2 million during 2006, $2.7 million during 2007 and $2.6 million annually during 2008 and thereafter until the notes are no longer outstanding. Unless we are able to generate sufficient operating cash flow to service our outstanding debt, we will be required to raise additional funds or default on our obligations, including our obligations under the notes.

Because the FDA has told to us that part I of our current Phase 3 trial in renal cell carcinoma, by itself, will not be sufficient to support a biologics license application for product approval, unless the FDA changes its position, we would not expect to generate product revenue from sales of Oncophage for at least several years, if ever.
      On September 3, 2003, the FDA placed our Phase 3 Oncophage clinical trials in renal cell carcinoma and in melanoma on partial clinical hold. The FDA’s written correspondence instituting the partial clinical hold indicated that Oncophage was not sufficiently characterized. On October 22, 2003, we submitted to the FDA additional specifications for purity, identity, potency and pH, which represent product characterization data, and on November 23, 2003, the FDA lifted the partial clinical hold. Even though the FDA lifted the partial clinical hold, the FDA has informed us that, for purposes of part I of our Phase 3 trial in renal cell carcinoma and our Phase 3 trial in melanoma, Oncophage has been insufficiently characterized and that the results obtained with an insufficiently characterized product could not be used to provide efficacy data in support of a biologics license application, or BLA. The FDA deemed the Oncophage provided to patients before December 2003 to be insufficiently characterized because it had not undergone the full battery of tests required for drugs used in pivotal trials. Some of these tests, such as potency assays, were not fully developed until after September 2003. The imposition of the partial clinical hold prevented us from enrolling new patients in our Phase 3 clinical trials between September 3, 2003 and November 21, 2003. We believe that we addressed the comments the FDA raised in connection with the partial clinical hold. After the clinical hold was lifted, the FDA asked us to implement the use of the qualified potency assays to release vaccine lots for all trials of Oncophage, including our Phase 3 trials. After the clinical hold was lifted, we submitted, during 2004, our validation package to the FDA for the qualified potency assays, and in May 2005 we successfully concluded discussions with the FDA. Validation of the assays refers, in general terms, to establishing the robustness and reproducibility of the assays on an ongoing basis and under various different conditions to demonstrate that the qualified potency assays, accepted by the FDA for continuation of the clinical trial, work consistently. The validated potency assays have been used to test product administered since December 2003, and we have commenced tests on frozen stored portions of product administered to patients prior to December 2003. We believe we have addressed all product characterization issues raised by the FDA to date other than the retrospective potency testing of Oncophage product administered to patients before December 2003.
      Because the FDA has indicated that, by itself, part I of our ongoing Phase 3 clinical trial in renal cell carcinoma is not sufficient to support a BLA filing, we have expanded our clinical development plan by initiating a part II to this Phase 3 trial in a similar patient population. The FDA has agreed with this registration plan, which comprises two components — part I and part II. The FDA has told us that part I alone will not be sufficient for approval, as they consider part II of the trial as potentially providing the definitive evidence of safety and efficacy; however, we expect that part I will be accepted as part of the BLA filing. While the FDA has expressly excluded the possibility that part I of our renal cell carcinoma trial alone can support a BLA filing, we intend to complete part I, which is a large, controlled study, perform final analysis, and review the data closely. Should the results from the first part of the trial be clearly positive in terms of clinical outcomes, we plan to submit the data to the FDA and request that the agency reconsider its position regarding the use of the data from part I of the trial alone to support a BLA filing. We expect to support that position with data that may demonstrate that Oncophage used in part I of the study should be considered sufficiently characterized. We would expect to derive that data from the additional tests we plan to perform on frozen stored portions of the product administered to patients prior to December 2003. We have commenced these additional tests and plan to have them completed in time for any BLA filing. We believe that the FDA is unlikely to reverse its position unless part I of the trial demonstrates significant benefit to patients. We believe that demonstration of efficacy might be persuasive because (1) part I of our Phase 3 renal cell carcinoma trial is designed to show that patients being treated with Oncophage have a statistically significant benefit in terms of recurrence-free survival over patients in the observation arm, (2) Oncophage appears to have a favorable safety profile, particularly when compared with the toxicity associated with many cancer drugs, (3) part I of the trial represents the largest single randomized trial to date in this patient population and was designed to show statistically significant results, and (4) the patients with the stage of renal cell carcinoma addressed in this trial have no approved post-surgical treatment options. Other companies have submitted BLAs, and obtained approvals, based on data from non-definitive Phase 2 and Phase 3 studies while they complete confirmatory studies. We are not aware of a situation, however, in which the FDA has reconsidered its position that a clinical trial could not be considered pivotal, and therefore would not support licensure, because of its determination that the product candidate was insufficiently characterized. However, as noted previously, we plan to perform additional tests of frozen stored Oncophage product samples produced prior to December 2003 and attempt to demonstrate that our product candidate should be considered sufficiently characterized. There is no assurance that we will be successful in demonstrating that our product candidate is sufficiently characterized or that the FDA would accept such a strategy. The FDA usually requires prospective, rather than retrospective, testing.
      Even if we are able to demonstrate that the Oncophage used in part I of the trial should be considered sufficiently characterized and part I of the trial demonstrates significant benefit to patients, the FDA may continue to adhere to its current position that the data from this part of the trial cannot, by itself, support a BLA filing. In addition, the results of our two potency tests may not indicate that the Oncophage used in part I of the trial is sufficiently characterized. Furthermore, part I may not meet its statistical endpoint, or the FDA could determine that making Oncophage available based on the part I results is not in the best interests of patients. We estimate that completing part II of the study will take at least three years and cost between $20 million and $40 million. Furthermore, we intend to continue with part II of the renal cell carcinoma study unless and until the FDA indicates that it is not necessary.
      We may not be able to secure additional financing to complete part II of the renal cell carcinoma trial even if the results from part I of the trial are positive. If we cannot raise funding because we are unable to convince the FDA that the data from part I should be deemed sufficient, by itself, to support a BLA filing, we may become insolvent.

Because we expect to conduct additional Phase 3 clinical trials of Oncophage in the treatment of melanoma prior to submitting a BLA for this indication, we will not commercialize Oncophage in this indication for several years, if ever.
      We have concluded enrollment in our Phase 3 trial of Oncophage in patients with metastatic melanoma. We believe that, due to a relatively high failure rate in vaccine manufacturing, this study will not, by itself, support a BLA filing. Even if we had not experienced the high manufacturing failure rate, the FDA has indicated that this study, like part I of our Phase 3 renal cell carcinoma study, could not, by itself, support a BLA filing because the FDA views the Oncophage administered to patients in this study prior to December 2003 as insufficiently characterized. We have not yet had any specific discussions with the FDA regarding our clinical development plan for melanoma. Accordingly, we do not know the types of studies that the FDA will require to support a BLA filing. Even if the FDA were to indicate agreement with our clinical development plan, that plan may fail to support a BLA filing for many reasons, including failure of the trials to demonstrate that Oncophage is safe and effective in this indication, failure to conduct the studies in compliance with the clinical trial protocols, or a change in the FDA’s views.

Our commercial launch of Oncophage may be delayed or prevented, which would diminish our business prospects.
      In December 2003, we announced that the Data Monitoring Committee, or DMC, had convened as scheduled for the interim analysis of part I of our Phase 3 clinical trial of Oncophage in the treatment of renal cell carcinoma, C-100-12. The DMC is a panel of cancer specialists who review the safety and conduct of the trial at regular intervals but are not otherwise involved in the study. The DMC has no direct relationship with the FDA but can make recommendations regarding the further conduct of the trial, which recommendations are reported to the FDA. The use of the DMC is intended to enhance patient safety and trial conduct. The DMC recommended that the trial proceed as planned and did not require that we change the number of patients required to meet the trial’s objectives. Part I of our Phase 3 renal cell carcinoma trial is designed with the intent to show that patients in the Oncophage arm demonstrate a statistically significant benefit in recurrence-free survival over the patients in the observation arm. We interpreted the recommendation by the DMC that we would not need to add patients in order to potentially achieve a statistically significant benefit as an encouraging development, indicating that the trial could demonstrate efficacy goals without increasing the number of patients in the trial. The DMC’s recommendations do not assure either that the trial will demonstrate statistically significant results or that the trial will prove adequate to support approval of Oncophage for commercialization in the treatment of patients with renal cell carcinoma. The assessment of the interim analysis by the DMC is preliminary. The final data from the trial may not demonstrate efficacy and safety. Furthermore, data from clinical trials are subject to varying interpretations.
      Inconclusive or negative final data from part I of our Phase 3 renal cell carcinoma trial would have a significant negative impact on our prospects. If the results in any of our clinical trials are not positive, we may abandon development of Oncophage for the applicable indication.

The regulatory approval process is uncertain, time-consuming and expensive.
      The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive and uncertain. It also can vary substantially based on the type, complexity, and novelty of the product. Our most advanced product candidate, Oncophage, is a novel therapeutic cancer vaccine that is personalized for each patient. To date, the FDA has not approved any therapeutic cancer vaccines for commercial sale, and foreign regulatory agencies have approved only a limited number. Both the FDA and foreign regulatory agencies, including the European Medicines Agency responsible for product approvals in Europe, have relatively little experience in reviewing personalized oncology therapies, and the partial clinical hold that the FDA had placed, and subsequently lifted, on our current Phase 3 Oncophage clinical trials primarily related to product characterization issues partially associated with the personalized nature of Oncophage. Oncophage may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts. We also initiated communications with health regulatory authorities in other jurisdictions to discuss requirements for the approval of Oncophage in renal cell carcinoma. As of March 31, 2005, we have spent approximately 10 years and $176 million on our research and development program in heat shock proteins for cancer.
      To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular product candidate is safe and effective for the applicable disease. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials or the ability to interpret the data from the trials; similar problems could delay or prevent us from obtaining approvals. We initiated part II of our Phase 3 trial for Oncophage in renal cell carcinoma in early 2005. Even after reviewing our protocols for these trials, the FDA and other regulatory agencies may not consider the trials to be adequate for registration and may disagree with our overall strategy to seek approval for Oncophage in renal cell carcinoma. In this event, the potential commercial launch of Oncophage would be at risk, which would likely have a materially negative impact on our ability to generate revenue and our ability to secure additional funding.
      The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding serious or significant adverse patient reactions, and demonstrating efficacy of the product candidate in order to support a favorable risk versus benefit profile. Because we rely on third-party clinical investigators and contract research organizations to conduct our clinical trials, we may encounter delays outside our control, particularly if our relationships with any third-party clinical investigators or contract research organizations are adversarial. The timing and success of our Phase 3 trials, in particular, are also dependent on the FDA and other regulatory agencies accepting each trial’s protocol, statistical analysis plan, product characterization tests, and clinical data. If we are unable to satisfy the FDA and other regulatory agencies with such matters, including the specific matters noted above, or our Phase 3 trials yield inconclusive or negative results, we will be required to modify or expand the scope of our Phase 3 studies or conduct additional Phase 3 studies to support BLA filings, including additional studies beyond the new part II Phase 3 trial in renal cell carcinoma and additional Phase 3 trials in melanoma. In addition, the FDA may request additional information or data that is not readily available. Delays in our ability to respond to such an FDA request would delay, and failure to adequately address all FDA concerns would prevent, our commercialization efforts.
      In addition, we, or the FDA, might further delay or halt our clinical trials for various reasons, including but not limited to:

•	we may fail to comply with extensive FDA regulations;

•	a product candidate may not appear to be more effective than current therapies;

•	a product candidate may have unforeseen or significant adverse side effects or other safety issues;

•	the time required to determine whether a product candidate is effective may be longer than expected;

•	we may be unable to adequately follow or evaluate patients after treatment with a product candidate;

•	patients may die during a clinical trial because their disease is too advanced or because they experience medical problems that may not be related to the product candidate;

•	sufficient numbers of patients may not enroll in our clinical trials; or

•	we may be unable to produce sufficient quantities of a product candidate to complete the trial.
      Furthermore, regulatory authorities, including the FDA, may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit, or prevent regulatory approval or clearance. Any delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

•	adversely affect the marketing of any products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	limit our ability to receive royalties and generate revenue and profits.
      If we do not receive regulatory approval for our product candidates in a timely manner, we will not be able to commercialize them in the timeframe anticipated, and, therefore, our business will suffer.

We must receive separate regulatory approvals for each of our product candidates for each type of disease indication before we can market and sell them in the United States or internationally.
      We and our collaborators cannot sell any drug or vaccine until we receive regulatory approval from governmental authorities in the United States, and from similar agencies in other jurisdictions. Oncophage and any other drug candidate could take a significantly longer time to gain regulatory approval than we expect or may never gain approval or may gain approval for only limited indications.

Even if we do receive regulatory approval for our product candidates, the FDA or international regulatory authorities will impose limitations on the indicated uses for which our products may be marketed or subsequently withdraw approval, or take other actions against us or our products adverse to our business.
      The FDA and international regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

Delays enrolling patients and/or the timing of clinical events in our studies will slow or prevent completion of clinical trials.
      We have encountered in the past, and may encounter in the future, delays in initiating trial sites and in enrolling patients into our clinical trials. Future enrollment delays will postpone the dates by which we expect to complete the impacted trials and the potential receipt of regulatory approvals. If we fail to enroll sufficient numbers of patients in clinical trials, the trials may fail to demonstrate the efficacy of a product candidate at a statistically significant level. While such trials may help support our efforts to obtain marketing approval, they generally would not, by themselves, be sufficient for obtaining approval. In our cancer trials, enrollment difficulties may arise due to many factors, including the novel nature of Oncophage, the identification of patients’ meeting the specific criteria for inclusion in our trials, the speed by which participating clinical trial sites review our protocol and allow enrollment, and any delay in contract negotiations between us and the participating clinical trial sites. In addition, we may encounter problems in our clinical trials due to the advanced disease state of the target patient population. Even if our patient enrollment is adequate, patients may die during a clinical trial if their disease is too advanced or because they experience problems that may be unrelated to the product candidate. A high dropout rate in a trial may undermine the ability to gain statistically significant data from the study.
      Part I and part II of our Phase 3 study trials in renal cell carcinoma are event driven trials. Therefore, final analysis of the trials will be triggered once a specified number of events occur. An event is defined as a recurrence of a patient’s renal cell carcinoma or death of a patient. We currently anticipate that the earliest the final event will occur to trigger final analysis of our part I renal cell carcinoma trial is during the third quarter of 2005. We continue to adjust this estimate of the timing based on our monitoring of the number of events. While this time estimate is based on our current expectations, we do not control the timing of occurrence of events in the trial, and there can be no assurance that the total number of required events will occur when predicted.

If new data from our research and development activities continues to modify our strategy, then we expect to continually adjust our projections of timelines and costs of programs; this uncertainty may depress the market price of our stock and increase our expenses.
      Because we are focused on novel technologies, our research and development activities, including our clinical trials, involve the ongoing discovery of new facts and the generation of new data, based on which we determine next steps for a relevant program. These developments are sometimes a daily occurrence and constitute the basis on which our business is conducted. We need to make determinations on an ongoing basis as to which of these facts or data will influence timelines and costs of programs. We may not always be able to make such judgments accurately, which may increase the costs we incur attempting to commercialize our product candidates. These issues are pronounced in our efforts to commercialize Oncophage, which represents an unprecedented approach to the treatment of cancer.

Failure to enter into significant collaboration agreements may hinder our efforts to commercialize Oncophage and will increase our need to rely on equity sales to fund our operations.
      We are engaged in efforts to partner Oncophage, our most advanced product candidate, with a pharmaceutical or larger biotech company to assist us with global commercialization. While we have been pursuing these business development efforts for several years, we have not negotiated a definitive agreement relating to the potential commercialization of Oncophage. Many larger companies may be unwilling to commit to a substantial agreement prior to receipt of additional clinical data or, in the absence of such data, may demand economic terms that are unfavorable to us. Even if Oncophage generates favorable clinical data, we may not be able to negotiate a transaction that provides us with favorable economic terms. While some other biotechnology companies have negotiated large collaborations, we may not be able to negotiate any agreements with terms that replicate the terms negotiated by those other companies. We may not, for example, obtain significant upfront payments or substantial royalty rates. Some larger companies are skeptical of the commercial potential and profitability of a personalized product candidate like Oncophage. If we fail to enter into such collaboration agreements, our efforts to commercialize Oncophage may be undermined. In addition, if we do not raise funds through collaboration agreements, we will need to rely on sales of additional securities to fund our operations. Sales of additional equity may substantially dilute the ownership of existing stockholders.

We may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or failure to enter into future collaborations.
      Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research and preclinical and clinical testing. Our collaborations involving QS-21, for example, depend on our licensees successfully completing clinical trials and obtaining regulatory approvals. These activities frequently fail to produce marketable products. For example, in March 2002, Elan Corporation and Wyeth Ayerst Laboratories announced a decision to cease dosing patients in their Phase 2A clinical trial of their AN-1792 Alzheimer’s vaccine containing our QS-21 adjuvant after several patients experienced clinical signs consistent with inflammation in the central nervous system. Several of our agreements also require us to transfer important rights to our collaborators and licensees. As a result of collaborative agreements, we will not completely control the nature, timing, or cost of bringing these product candidates to market. Our collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing the programs or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time we may also become involved in disputes with our collaborators. As a result of these factors, our strategic collaborations may not yield revenue. In addition, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of equity.

If we are unable to purify heat shock proteins from some cancer types, we may have difficulty successfully completing our clinical trials and, even if we do successfully complete our clinical trials, the size of our potential market could decrease.
      Our ability to successfully develop and commercialize Oncophage or AG-858 for a particular cancer type depends on our ability to purify heat shock proteins from that type of cancer. If we experience difficulties in purifying heat shock proteins for a sufficiently large number of patients in our clinical trials, including our Phase 3 clinical trials, it may lower the probability of a successful analysis of the data from these trials and, ultimately, the ability to obtain FDA approval. Our overall manufacturing success rate to date for part I of our Phase 3 trial in renal cell carcinoma is 92%; for our Phase 3 trial in metastatic melanoma, it is 70%. Our inability to manufacture adequate amounts of Oncophage for approximately 30% of the patients randomized in the Oncophage treatment arm of the metastatic melanoma trial undermines the potential for the trial, as currently designed, to meet its pre-specified clinical endpoints. To address this lower success rate for melanoma, we instituted an inhibitor process to avoid the breakdown of proteins. Subsequent to the implementation of this change, we successfully produced Oncophage for 19 of 25 patients, a success rate of approximately 76%, whereas previously we had produced Oncophage for 123 of 179 patients. The small sample size used subsequent to our process change may make the reported improvement in our manufacturing success unreliable as a predictor of future success.
      Based on our completed earlier clinical trials and our ongoing clinical trials conducted in renal cell carcinoma (including our Part I Phase 3 trial), we have been able to manufacture Oncophage from 93% of the tumors delivered to our manufacturing facility; for melanoma (including our Phase 3 trial), 78%; for colorectal cancer, 98%; for gastric cancer, 81%; for lymphoma, 89%; and for pancreatic cancer, 46%. The relatively low rate for pancreatic cancer is due to the abundance of proteases in pancreatic tissue. Proteases are enzymes that break down proteins. These proteases may degrade the heat shock proteins during the purification process. We have made process development advances that have improved the manufacture of Oncophage from pancreatic tissue. In an expanded Phase 1 pancreatic cancer study, Oncophage was manufactured from five of five tumor samples (100%), bringing the aggregate success rate for this cancer type, which was previously 30%, to 46%. We have successfully manufactured AG-858 from approximately 81% of the patient samples received.
      We may encounter problems with other types of cancer as we expand our research. If we cannot overcome these problems, the number of cancer types that our heat shock protein product candidates could treat would be limited. In addition, if we commercialize our heat shock protein product candidates, we may face claims from patients for whom we are unable to produce a vaccine.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.
      If we are not able to protect our proprietary technology, trade secrets, and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to at least 80 issued US patents and 112 foreign patents. We also have rights to at least 70 pending US patent applications and 199 pending foreign patent applications. However, our patents may not protect us against our competitors. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.
      In addition to our patented technology, we also rely on unpatented technology, trade secrets, and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative, or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights to, or use, our technology.
      If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.
      Furthermore, a third party may claim that we are using inventions covered by such third party’s patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party substantial damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We know of patents issued to third parties relating to heat shock proteins and alleviation of symptoms of cancer, respectively. We have reviewed these patents, and we believe, as to each claim in those patents, that we either do not infringe the claim or that the claim is invalid. Moreover, patent holders sometimes send communications to a number of companies in related fields suggesting possible infringement, and we, like a number of biotechnology companies, have received this type of communication, including with respect to the third-party patents mentioned above, as well as a communication alleging infringement of a patent relating to certain gel-fiberglass structures. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Additionally, two of the patent applications licensed to us contain claims that are substantially the same as claims in a third-party patent relating to heat shock proteins. We will ask the United States Patent and Trademark Office to declare an interference with this third-party patent, US Patent No. 6,713,608 which we believe is owned by the Science & Technology Corporation @ UNM (University of New Mexico). We believe that the invention of US Patent No. 6,713,608 is the same as that of earlier-filed US Patents No. 5,747,332, 6,066,716, and 6,433,141, which we believe are owned by the University of New Mexico and which were involved in a previous interference proceeding with one of those two applications. During that interference proceeding, we were awarded priority based upon our earlier effective filing date. Accordingly, we believe that the United States Patent and Trademark Office would declare an interference between our pending patent applications and this latest third-party patent and that the claims of US Patent No. 6,713,608 would be deemed invalid. Although we believe that we should prevail against this third-party patent in an interference proceeding, there is no guarantee that that will be the outcome.
      Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to enter into collaborations with other entities or to obtain financing.

If we fail to maintain positive relationships with particular individuals, we may be unable to successfully develop our product candidates, conduct clinical trials, and obtain financing.
      Pramod K. Srivastava, Ph.D., a member of our board of directors, the chairman of our scientific and medical advisory board, and a consultant to us, and Garo H. Armen, Ph.D., the chairman of our board of directors and our chief executive officer, who together founded Antigenics in 1994, have been, and continue to be, integral to building the company and developing our technology. If either of these individuals decreases his contributions to the company, our business could be adversely impacted. Dr. Srivastava is not an employee of Antigenics and has other professional commitments. We sponsor research in Dr. Srivastava’s laboratory at the University of Connecticut Health Center in exchange for the right to license discoveries made in that laboratory with our funding. Dr. Srivastava is a member of the faculty of the University of Connecticut School of Medicine. The regulations and policies of the University of Connecticut Health Center govern the relationship between a faculty member and a commercial enterprise. These regulations and policies prohibit Dr. Srivastava from becoming our employee. Furthermore, the University of Connecticut may modify these regulations and policies in the future to further limit Dr. Srivastava’s relationship with us. Dr. Srivastava has a consulting agreement with Antigenics, which includes financial incentives for him to remain associated with us, but these may not prove sufficient to prevent him from severing his relationship with Antigenics, even during the time covered by the consulting agreement. In addition, this agreement does not restrict Dr. Srivastava’s ability to compete against us after his association with Antigenics is terminated. This agreement was to expire in March 2005 but was extended for an additional one-year period until March 2006. This agreement will automatically renew for additional one-year periods unless either party decides not to extend the agreement. If Dr. Srivastava were to terminate his affiliation with us or devote less effort to advancing our technologies, we may not have access to future discoveries that could advance our technologies.
      We do not have an employment agreement with Dr. Armen. In addition, we do not carry key employee insurance policies for Dr. Armen or any other employee.
      We also rely greatly on employing and retaining other highly trained and experienced senior management and scientific personnel. Since our manufacturing process is unique, our manufacturing and quality control personnel are very important. The competition for these and other qualified personnel in the biotechnology field is intense. If we are not able to attract and retain qualified scientific, technical, and managerial personnel, we probably will be unable to achieve our business objectives.

We face litigation that could result in substantial damages and may divert management’s time and attention from our business.
      Antigenics, our chairman and chief executive officer, Garo H. Armen, Ph.D., and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our IPO. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms’ customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. To date, the plaintiffs have not asserted a specific amount of damages. We have submitted settlement papers with the Federal District Court for the Southern District of New York, which the court preliminarily approved, subject to certain modifications to a proposed bar order regarding potential contribution claims between or among the defendants. There is no guarantee that the settlement will become effective as it is subject to a number of conditions, including the court’s final approval. Regardless of the outcome, participation in a lawsuit diverts our management’s time and attention from our business and may result in requiring us to pay substantial damages.
      In addition, we are involved in other litigation and may become involved in additional litigation. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation will be uncertain.

If we fail to obtain adequate levels of reimbursement for our product candidates from third-party payers, the commercial potential of our product candidates will be significantly limited.
      Our profitability will depend on the extent to which government authorities, private health insurance providers, and other organizations provide reimbursement for the cost of our product candidates. Many patients will not be capable of paying for our product candidates by themselves. A primary trend in the United States health care industry is toward cost containment. Large private payers, managed care organizations, group purchasing organizations, and similar organizations are exerting increasing influence on decisions regarding the use of particular treatments. Furthermore, many third-party payers limit reimbursement for newly approved health care products. Cost containment measures may prevent us from becoming profitable.
      It is not clear that public and private insurance programs will determine that Oncophage or our other product candidates come within a category of items and services covered by their insurance plans. For example, although the federal Medicare program covers drugs and biological products, the program takes the position that the FDA’s treatment of a product as a drug or biologic does not require the Medicare program to treat the product in the same manner. Accordingly, it is possible that the Medicare program will not cover Oncophage or our other product candidates if they are approved for commercialization. It is also possible that there will be substantial delays in obtaining coverage of Oncophage or our other product candidates and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. Where insurance coverage is available, there may be limits on the payment amount. Congress and the Medicare program periodically propose significant reductions in the Medicare reimbursement amounts for drugs and biologics. Such reductions could have a material adverse effect on sales of any of our product candidates that receive marketing approval. In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The future impact of this legislation on our product candidates is uncertain. Effective January 1, 2004, Medicare payments for many drugs administered in physician’s offices were reduced significantly. This provision impacts many drugs used in cancer treatment by oncologists and urologists. The payment methodology changes in future years, and it is unclear how the payment methodology will impact reimbursement for Oncophage, if it receives regulatory approval, and incentives for physicians to recommend Oncophage relative to alternative therapies.

Product liability and other claims against us may reduce demand for our products or result in substantial damages.
      We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks if we sell our product candidates commercially. An individual may bring a product liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.
      We manufacture Oncophage and AG-858 from a patient’s cancer cells, and a medical professional must inject Oncophage or AG-858 into that same patient. A patient may sue us if we, a hospital, or a delivery company fails to deliver the removed cancer tissue or that patient’s Oncophage or AG-858. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases, and it is possible that all shipments will not be made without incident. In addition, administration of Oncophage or AG-858 at a hospital poses risk of delivery to the wrong patient. Currently, we do not have insurance that covers loss of or damage to Oncophage or AG-858, and we do not know whether insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for clinical research use of product candidates. Our product liability policy provides $10 million aggregate coverage and $10 million per occurrence. This limited insurance coverage may be insufficient to fully cover us for future claims.

We may incur significant costs complying with environmental laws and regulations.
      We use hazardous, infectious, and radioactive materials in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.
      Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have limited pollution liability coverage ($2 million) and a workers’ compensation liability policy, in the event of an accident or accidental release, we could be held liable for resulting damages, which could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability, or marketing expertise.
      Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products, including heat shock proteins directed at cancer, infectious diseases, and autoimmune disorders. Several of these companies have products that utilize similar technologies and/or personalized medicine techniques, such as CancerVax’s Canvaxin, currently in a Phase 3 trial for melanoma and a Phase 2 trial in colon cancer, Dendreon’s Provenge, with Fast Track designation and currently in a Phase 3 trial for prostate cancer, and Mylovenge in a Phase 2 trial for multiple myeloma, Stressgen’s HspE7 currently in a Phase 2 trial in HPV-internal genital warts, AVAX’s M-Vax in melanoma, L-Vax currently in Phase 2 trials for acute myelogenous leukemia (AML) and O-Vax, currently in a Phase 2 for ovarian cancer, Intracel’s OncoVax, currently approved for administration in the Netherlands, Switzerland and Israel and in a Phase 3 trial in the US for colon cancer, and Cell Genesys’ GVAX vaccines currently in trials for prostate (Phase 3), AML (Phase 2), pancreas (Phase 2), lung cancer (Phase 2), and myeloma (Phase 1/2). Patents have been issued in both the US and Europe related to Stressgen’s heat shock protein technology. In particular, US patents 6,797,491, 6,657,055, 6,524,825, 6,495,347, 6,338,952 and 6,335,183; and European patents EP700445 and EP1002110 are issued. Additionally, many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

•	commercialize their product candidates sooner than we commercialize our own;

•	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

•	implement more effective approaches to sales and marketing;

•	establish superior intellectual property positions; or

•	discover technologies that may result in medical insights or breakthroughs which render our drugs or vaccines obsolete, possibly before they generate any revenue.
      More specifically, if we receive regulatory approvals, some of our product candidates will compete with well-established, FDA-approved therapies such as interleukin-2 and interferon-alpha for renal cell carcinoma and melanoma, which have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other cancer therapies continue to accelerate.

RISKS RELATED TO THE NOTES

The notes are unsecured and are subordinated to all of our existing and future secured indebtedness.
      The notes are unsecured and subordinated in right of payment to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness. We have a $17.1 million debt facility, under which we had borrowings of $8.4 million as of March 31, 2005, relating to the build-out of our Lexington, Massachusetts facility. This debt facility is secured by a first priority security interest in a cash deposit of 50% of the loan amount, all of our equipment and most of our other assets (excluding our intellectual property). The indenture does not restrict our ability to incur additional debt, including secured debt. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of notes — Ranking.”

The notes are effectively subordinated to all liabilities of our subsidiaries.
      None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Accordingly, our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes. At March 31, 2005, our subsidiaries had total liabilities, excluding intercompany liabilities, of $3.1 million. The notes are effectively subordinated to these liabilities.

Volatility of the market price of our common stock may depress the trading price of the notes.
      The market price of our common stock has experienced, and may continue to experience, substantial volatility. Between our initial public offering on February 4, 2000 and June 9, 2005, and for the twelve months ended June 9, 2005, the closing price of our common stock on the NASDAQ National Market has fluctuated between $4.72 and $52.63 per share and $4.72 and $11.04 per share, respectively. Because the notes are convertible into shares of our common stock, volatility in the price of our common stock may depress the trading price of the notes. The risk of volatility and depressed prices of our common stock also applies to holders who receive shares of common stock upon conversion of their notes.
      Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:

•	announcements of decisions made by public officials;

•	results of our preclinical and clinical trials;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to products under development by us or by our competitors;

•	regulatory developments;

•	quarterly fluctuations in our financial results;

•	announcements of new products or services by us or our competitors;

•	current events affecting the political, economic, and social situation in the United States;

•	trends in our industry and the markets in which we operate;

•	litigation involving or affecting us;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings by us or our competitors;

•	the gain or loss of a significant customer;

•	quarterly variations in operating results;

•	the operating and stock price performance of other companies that investors may consider to be comparable; and

•	purchases or sales of blocks of our securities.
      In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of the notes or of our common stock, regardless of our operating performance. In addition, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could cause the market price of the notes or of our common stock to decline. Based on filings with the SEC, as of April 6, 2005, three of our stockholders own approximately 42% of the outstanding shares of our common stock. A decision by any of these stockholders to sell a substantial amount of our common stock could cause the trading price of our common stock to decline substantially, which likely would decrease the trading price of the notes. See “Risk factors — Risks related to our common stock.” Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
      These factors, among others, could significantly depress the trading price of the notes and the price of our common stock issued upon conversion of the notes.

The increase in the conversion rate applicable to the notes that holders convert in connection with certain fundamental changes may not adequately compensate such holders for the lost option time value of such notes as a result of that fundamental change.
      If certain fundamental changes occur before February 1, 2012, we will under certain circumstances increase the conversion rate applicable to certain holders. This increased conversion rate would apply to holders that surrender their notes for conversion from and including the 15th business day before the date we originally announce as the anticipated effective date of the fundamental change until, and including, the 15th business day after the actual effective date of the fundamental change. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus. See “Description of notes — Conversion rights — Adjustment to the conversion rate upon the occurrence of certain fundamental changes.”
      Although the increase in the conversion rate is designed to compensate holders for the lost option time value of their notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if:

•	the fundamental change occurs on or after February 1, 2012;

•	you have surrendered your note for conversion after we have announced a fundamental change, but the fundamental change is ultimately not consummated;

•	the applicable price is greater than $52.50 per share of our common stock or less than $8.97 per share of our common stock (in each case, subject to adjustment); or

•	we elect, in the case of a “public acquirer fundamental change,” to change the conversion right in lieu of increasing the conversion rate.

      Furthermore, a holder may not receive the additional shares payable as a result of the increase in the conversion rate until the fifth business day after the effective date of the fundamental change, or even later, which could be a significant period of time after the date the holder has surrendered its notes for conversion.

We may not have the ability to raise the funds to purchase the notes on the purchase dates or upon a fundamental change.
      On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase, for cash, all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, that date. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. We may not have sufficient funds for any required repurchase of the notes. In addition, the terms of any borrowing agreements which we may enter into from time to time, such as our $17.1 million debt facility, may require early repayment of borrowings under circumstances similar to those constituting a fundamental change. These agreements may also make our repurchase of notes an event of default under the agreements. If we fail to repurchase the notes when required, we will be in default under the indenture for the notes. See “Description of notes — Purchase of notes by us at the option of the holder” and “— Holders may require us to repurchase their notes upon a fundamental change.”

Increased leverage may harm our financial condition and results of operations.
      Our total consolidated long-term debt as of March 31, 2005 is approximately $58.5 million, including the portion of our debt facility that we have characterized as short-term debt, and represents approximately 40% of our total capitalization as of that date. In addition, the indenture for the notes does not restrict our ability to incur additional indebtedness.
      Our level of indebtedness could have important consequences to you, because:

•	it could affect our ability to satisfy our obligations under the notes;

•	a substantial portion of our cash flows from operations are dedicated to interest and principal payments and will not be available for operations, our clinical studies, working capital, capital expenditures, expansion, acquisitions, or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry, or the economy in general.
      Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to our success in obtaining regulatory approvals and commercializing our product candidates, general economic conditions, and financial, business and other factors affecting our operations, many of which are beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including the notes;

•	to sell assets; and/or

•	to reduce or delay planned expenditures on research and development and/or commercialization activities.
      Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.
      The indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows, or liquidity and, accordingly, does not protect holders of the notes in the event that we continue to incur operating losses;

•	limit our subsidiaries’ ability to incur secured indebtedness or indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur any indebtedness, including secured debt and any debt that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.
      Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings, or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a “fundamental change” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase feature of the notes as a significant benefit in evaluating whether to invest in the notes.

If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.
      There is currently no trading market for the notes. The notes currently trade on The PORTALsm Market. However, no notes sold under this prospectus will trade on The PORTALsm Market. We do not intend to list the notes on any national securities exchange or the NASDAQ National Market. Accordingly, we do not know if an active trading market will develop for the notes. Even if a trading market for the notes develops, the market may not be liquid. If an active trading market does not develop, you may be unable to sell your notes or may only be able to sell them at a substantial discount. Future trading prices of the notes will depend on many factors, including our operating performance and financial condition, prevailing interest rates and the market for similar securities, and the trading price of our common stock.

Future issuances of common stock may depress the trading price of our common stock and the notes.
      Any issuance of equity securities, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options, or for other reasons. See “Risk factors — Risks related to our common stock — The sale of a significant number of shares could cause the market price of our stock to decline.”

Provisions in the indenture for the notes, our charter documents, and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.
      If a “change in control” (as defined in the indenture) occurs, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In the event of certain “fundamental changes” (as defined in the indenture), we also may be required to increase the conversion rate applicable to notes surrendered for conversion upon the fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions, including the provisions of our charter documents and Delaware law described under “Description of capital stock — Anti-takeover effects of provisions of our charter and by-laws and Delaware law,” could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

You may have to pay US taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.
      We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends, and certain other events that affect our capital structure. See “Description of notes — Conversion rights — Adjustments to the conversion rate.” If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for US federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Material US federal tax considerations — Tax consequences to US holders — Adjustment of conversion rate; changes to conversion right” and “Material US federal tax considerations — Tax consequences to non-US holders — Dividends on common stock.”
RISKS RELATED TO OUR COMMON STOCK

Our officers and directors may be able to block proposals for a change in control.
      Antigenics Holdings L.L.C. is a holding company that owns shares of our common stock and, as of March 31, 2005, Antigenics Holdings L.L.C. controlled approximately 25% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings L.L.C. may be able to prevail on all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of our organizational documents; or

•	the approval of a merger, sale of assets, or other major corporate transaction.
      Certain of our directors and officers, including our chief executive officer, directly and indirectly own approximately 74% of Antigenics Holdings L.L.C. and, if they elect to act together, can control Antigenics Holdings L.L.C. In addition, several of our directors and officers directly and indirectly own approximately 4% of our outstanding common stock.

A single, otherwise unaffiliated, stockholder holds a substantial percentage of our outstanding capital stock.
      According to publicly filed documents, as of April 6, 2005, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock at an initial conversion price of $15.81, are non-voting, and carry a 2.5% annual dividend yield. If Mr. Kelley had converted all of the shares of preferred stock on March 31, 2005, he would have held approximately 16% of our outstanding common stock. We currently have a right of first refusal agreement with Mr. Kelley that provides us with limited rights to purchase certain of Mr. Kelley’s shares if he proposes to sell them to a third party.

      Mr. Kelley’s substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, collectively, Mr. Kelley, Antigenics Holdings L.L.C. and Royce & Associates, LLC control approximately 42% of our outstanding common stock as of April 6, 2005, providing substantial ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined percentage would increase to 45%. Additional purchases of our common stock by Mr. Kelley also would increase both his own percentage of outstanding voting rights and the percentage combined with Antigenics Holdings L.L.C. (Mr. Kelley’s shares of preferred stock do not carry voting rights; the common stock issuable upon conversion, however, carries the same voting rights as other shares of common stock.)

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.
      Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our board of directors may issue shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our president or a majority of the board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

Our stock has low trading volume and its public trading price has been volatile.
      Between our initial public offering on February 4, 2000 and June 9, 2005, and for the twelve months ended June 9, 2005, the closing price of our common stock has fluctuated between $4.72 and $52.63 per share and $4.72 and $11.04 per share, respectively, with an average daily trading volume for the three months ended March 31, 2005 of approximately 504,000 shares. The market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	continuing operating losses, which we expect over the next several years as we continue our clinical trials;

•	announcements of decisions made by public officials;

•	results of our preclinical and clinical trials;

•	announcements of technological innovations or new commercial products by our competitors;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to products under development by us or by our competitors;

•	regulatory developments; and

•	quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.
      The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of March 31, 2005, we had approximately 45,564,000 shares of common stock outstanding. All of these shares are eligible for sale on the NASDAQ National Market, although certain of the shares are subject to sales volume and other limitations.
      We have filed registration statements to permit the sale of 10,436,831 shares of common stock under our equity incentive plan and certain equity plans that we assumed in the acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed a registration statement to permit the sale of 300,000 shares of common stock under our employee stock purchase plan. We have also filed a registration statement to permit the sale of 100,000 shares of common stock under our directors’ deferred compensation plan. As of March 31, 2005, options to purchase approximately 6,416,000 shares of our common stock with a weighted average exercise price per share of $9.21 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. As of March 31, 2005, warrants to purchase approximately 66,000 shares of our common stock with a weighted average exercise price per share of $51.07 were outstanding. On August 12, 2004, we filed a registration statement relating to the resale of 350,000 shares of our common stock that we issued in a private placement on July 30, 2004 in connection with our acquisition of assets from Mojave Therapeutics, Inc. That registration statement has become effective, and those shares may be offered and sold from time to time by the selling security holders listed in the related prospectus. The market price of our common stock may decrease based on the expectation of such sales. Similarly, on August 12, 2004, we filed a registration statement with respect to an aggregate of $100 million of our common stock, preferred stock, and debt. That registration statement has become effective, and we may offer and sell any of those securities from time to time. The market price of our common stock may decrease based on investor expectations that we will issue a substantial number of shares of common stock or securities convertible into common stock at low prices.

Because we are a relatively small company, we have been disproportionately negatively impacted by the Sarbanes-Oxley Act of 2002 and related regulations, which have increased our costs and required additional management resources.
      The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure, and compliance practices. In response to the requirements of that Act, the SEC and the NASDAQ have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has significantly increased our legal, financial, and accounting costs, which we expect to continue to increase as we continue to develop our product candidates and seek to commercialize those product candidates. In addition, the requirements have taxed a significant amount of management’s and the board of directors’ time and resources. Likewise, these developments have made it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers. Because we are a relatively small company, we expect to be disproportionately negatively impacted by these changes in securities laws and regulations, which have increased our costs and required additional management resources.
      Our internal control over financial reporting (as defined in Rules 13a-15 of the Exchange Act of 1934, as amended) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded in our annual report on Form 10-K for the year ended December 31, 2004 that there were no material weaknesses in our internal control over financial reporting as of December 31, 2004, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. Generally, these statements can be identified by the use of terms like “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “should,” estimate,” “potential,” “opportunity,” “future,” “project,” “strategy” and similar terms. Forward-looking statements may include statements about:

•	our ability to pay interest on the notes;

•	our ability to pay principal on the notes at maturity or redemption;

•	our ability to increase the conversion rate upon certain fundamental charges;

•	expected cash needs;

•	our time lines for completing clinical trials and releasing data from clinical trials;

•	our estimates of the earliest date of the final event to trigger final analysis of part I of our Phase 3 renal cell carcinoma trial;

•	our time lines for initiating new clinical trials;

•	our expectations regarding clinical trials and regulatory processes;

•	the applicability of our heat shock protein technology to multiple cancers and infectious diseases;

•	the sufficiency of our clinical trials in renal cell carcinoma to support a biologics license application for product approval;

•	our expectations regarding test results;

•	our future product research and development activities, including our preclinical program for our “next generation” Oncophage;

•	the expected effectiveness of our therapeutic drugs and vaccines in treating diseases;

•	our competitive position;

•	our plans for regulatory filings;

•	the possible receipt of future regulatory approvals;

•	our plans or sales and marketing and collaborations with pharmaceutical companies or other larger biotechnology companies; and

•	our future financial performance.
      These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others, that financial uncertainties may impact our ability to pay the principal of and interest on the notes, that clinical trials may not demonstrate that our products are both safe and more effective than current standards of care; that we may be unable to obtain the regulatory approvals necessary to conduct additional clinical trials; that we may not be able to enroll sufficient numbers of patients in our clinical trials; that we may be unable to obtain the regulatory approvals necessary to commercialize our products because the FDA or other regulatory agencies are not satisfied with our trial protocols or the results of our trials; changes in financial markets and geopolitical developments; that we may fail to adequately protect our intellectual property or that we are determined to infringe on the intellectual property of others; and generally the information set forth herein under the heading “Risk factors.” Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the risk factors.
      You are cautioned not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus or the earlier dates of the documents containing the forward-looking statements. We undertake no obligation to update these statements.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our dollar coverage deficiency. The ratio of earnings to fixed charges is not disclosed since it is a negative number in each year and period shown below. We computed our ratio of earnings to fixed charges by dividing earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense), dividends, and the interest portion of rent expense.

	Year Ended December 31,					Three Months
						Ended
	2000	2001	2002	2003	2004	March 31, 2005

	(In thousands)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(46,717)	$(73,984)	$(56,142)	$(66,266)	$(69,542)	$(18,201)

USE OF PROCEEDS
      The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. We will not receive any proceeds.
      The selling securityholders will not cover any of the expenses that are incurred by us in connection with the registration of the notes or common stock issuable upon conversion of the notes, but they will pay any commissions, discounts and other compensation to any broker-dealers through whom they sell any of the notes or common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES
      We issued the notes under an indenture dated as of January 25, 2005, between us and HSBC Bank USA, National Association, as trustee. The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture, which are exhibits to the registration statement of which this prospectus forms a part. The indenture, and not this description, define the legal rights of the holders of the notes.
      For purposes of this section, the terms “Antigenics,” “we,” “us” and “our” refer only to Antigenics Inc. and not to any of its current or future subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” includes “additional interest.”
GENERAL
      The notes:

•	bear interest at a rate of 5.25% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2005, to holders of record at the close of business on the preceding January 15 and July 15, respectively, except as described below;

•	are issued in denominations of integral multiples of $1,000 principal amount;

•	are our unsecured indebtedness and are equal in right of payment to our senior unsecured indebtedness as described under “— Ranking”;

•	are convertible into shares of our common stock at an initial conversion rate of 92.9023 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $10.76 per share), subject to adjustments, as described under “— Conversion rights”;

•	are redeemable, in whole or in part, by us at any time on or after February 1, 2012, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “— Redemption of notes at our option”;

•	are subject to purchase by us at the option of the holder on each of February 1, 2012, February 1, 2015 and February 1, 2020, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “— Purchase of notes by us at the option of the holder”;

•	are subject to repurchase by us at the option of the holder upon a fundamental change, as described under “— Holders may require us to repurchase their notes upon a fundamental change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

•	mature on February 1, 2025, unless previously redeemed, repurchased or purchased by us or converted.
      All cash payments on the notes will be made in US dollars.
      The notes were issued in denominations of integral multiples of $1,000 principal amount, without coupons. We issued the notes as global securities in book-entry form. We will make payments in respect of notes that are represented by global securities by wire transfer of immediately available funds to DTC or its nominee as the registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if the holder of the certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount, we will mail a check to that holder’s registered address.

      Holders may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes.
      There is no sinking fund for the notes. The indenture does not contain any financial covenants and does not limit our ability to incur additional indebtedness, including senior or secured indebtedness, issue securities, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “— Holders may require us to repurchase their notes upon a fundamental change” and “— Consolidation, merger and sale of assets.”
      If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.
INTEREST PAYMENTS
      We will pay interest on the notes at a rate of 5.25% per annum, payable semi-annually in arrears on each February 1 and August 1 of each year, beginning on August 1, 2005. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding January 15 and July 15, respectively. Interest accrues on the notes from and including January 25, 2005 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year of twelve 30-day months.
      If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on the record date. However, unless we have called the note for redemption, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount in cash equal to the interest payable on such interest payment date on the portion of the note being converted. However, a holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.
      If we redeem the notes, or if a holder surrenders a note for purchase at the option of the holder or for repurchase upon a repurchase event as described under “— Purchase of notes by us at the option of the holder” and “— Holders may require us to repurchase their notes upon a fundamental change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the security for redemption, purchase, or repurchase, as the case may be. However, if we redeem a note on a redemption date that is an interest payment date, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of the note at the close of business on the record date for that interest payment.
CONVERSION RIGHTS
      Holders of notes may, subject to prior maturity, redemption, or repurchase, convert their notes into shares of our common stock at an initial conversion rate, subject to adjustment as described below, of 92.9023 shares per $1,000 principal amount of notes. This rate represents an initial conversion price of approximately $10.76 per share. We will not issue fractional shares of common stock upon conversion of the notes and instead will pay a cash adjustment for fractional shares based on the closing sale price of our common stock on the trading day immediately before the conversion date. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Holders may convert their notes only in denominations that are integral multiples of $1,000 in principal amount.

      If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on the record date. However, unless we have called the note for redemption, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount equal to the interest payable on such interest payment date on the portion of the note being converted. However, a holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.
      The conversion right with respect to any notes we have called for redemption will expire at the close of business on the third business day immediately preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a purchase notice or a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the purchase price or fundamental change repurchase price.
      In the event of:

•	a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion,
the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to US federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our stockholders. See “Material US federal tax considerations — Tax consequences to US holders — Adjustment of conversion rate; changes to conversion right” and “Material US federal tax considerations — Tax consequences to non-US holders — Dividends on common stock.”

Conversion procedures
      To convert an interest in a global note, the holder must deliver to DTC the appropriate instruction form for conversion in accordance with DTC’s conversion program. To convert an interest in a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which will initially be the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note.
      A holder that has delivered a purchase notice or repurchase notice with respect to a note, as described below, may convert that note only if the holder withdraws the notice in accordance with the indenture. See “— Purchase of notes by us at the option of the holder” and “— Holders may require us to repurchase their notes upon a fundamental change.”
      As soon as practicable following the conversion date, we will deliver, through the conversion agent, a certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares.
      However, if a holder surrenders a note for conversion in connection with a “make-whole fundamental change” under circumstances where we must increase the conversion rate applicable to that note, then we will deliver, through the conversion agent, the additional shares as soon as practicable, but in no event after the later of:

•	the date the holder surrenders the note for conversion; and

•	the fifth business day after the effective date of the make-whole fundamental change.

      See “— Adjustment to the conversion rate upon the occurrence of certain fundamental changes.”
      We will deliver the shares due upon conversion of a global note in accordance with DTC’s customary practices.
      For a discussion of certain tax consequences to a holder receiving shares of common stock upon surrendering notes for conversion, see “Material US federal tax considerations — Tax consequences to US holders — Conversion” and “Material US federal tax considerations — Tax consequences to non-US holders — Conversion.”

Change in the conversion right upon certain reclassifications, business combinations and asset sales
      Except as provided in the indenture, if we reclassify or change our common stock (other than a change only in par value or a change as a result of a subdivision or combination of our common stock) or are party to a consolidation, merger or binding share exchange, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, then, at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of shares of stock and other securities and property (including cash) which a holder of such note would have received, if any, if the holder had converted the note immediately before the transaction (assuming that the holder would not have exercised any rights of election that the holder would have had as a holder of common stock to select a particular type of consideration). A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible into cash and would no longer be convertible into securities whose value could increase depending on our future financial performance, prospects, and other factors. If such a transaction also constitutes a fundamental change, holders will also be able to require us to repurchase all or a portion of the holder’s notes, as described under “— Holders may require us to repurchase their notes upon a fundamental change.” In addition, if the fundamental change also constitutes a “public acquirer fundamental change,” then we may in certain circumstances elect to change the conversion right in the manner described under “— Adjustment to the conversion rate upon the occurrence of certain fundamental changes — Fundamental changes involving an acquisition of us by a public acquirer” in lieu of changing the conversion right in the manner described in this paragraph.
      There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance, or other disposition of less than all of our property or assets.

Adjustments to the conversion rate
      Subject to the terms of the indenture, we will adjust the conversion rate for:

•	dividends or distributions payable in shares of our common stock to all holders of our common stock;

•	subdivisions, combinations, or certain reclassifications of our common stock;

•	distributions to all or substantially all holders of our common stock of certain rights or warrants (other than, as described below, certain rights distributed pursuant to a stockholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share, or having a conversion price per share, that is less than the “current market price” (as defined in the indenture) per share of our common stock on the record date for the distribution;

•	dividends or other distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the third bullet point above or, as described below, certain rights or warrants distributed pursuant to a stockholder rights plan) to purchase or subscribe for our securities; however, we will not adjust the conversion rate pursuant to this provision for distributions of certain rights or warrants, if we make certain arrangements for holders of notes to receive those rights and warrants upon conversion of the notes;

•	cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

•	distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price” (as defined in the indenture) per share of our common stock on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

      Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then we will generally increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the close of business on the record date for the cash distribution by a fraction whose numerator is the “current market price” (as defined in the indenture) per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution. However, we will not adjust the conversion rate pursuant to this provision to the extent that the adjustment would reduce the conversion price below $0.01.
      “Current market price” per share of our common stock on a date generally means the average of the closing sale prices of our common stock for the 10 consecutive trading days immediately preceding that date. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the 10 consecutive trading day period.
      If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.
      The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for holders of notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the indenture. The indenture also does not require us to make any adjustments to the conversion rate pursuant to the bullet points under “— Adjustments to the conversion rate” above for any dividends or distributions solely on our preferred stock.
      We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment.
      To the extent permitted by law and the continued listing requirements of the NASDAQ National Market, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to holders at least 15 days before the day the increase commences. In addition, we may also increase the conversion rate as we determine to be advisable in order to avoid or diminish any income taxes to holders of our common stock resulting from certain distributions.
      On conversion, the holders of notes will receive, in addition to shares of our common stock and any cash for fractional shares, the rights under any future stockholder rights plan (i.e., a poison pill) we may establish, whether or not the rights are separated from our common stock prior to conversion. A distribution of rights pursuant to such a stockholder rights plan will not trigger a conversion rate adjustment pursuant to the third or fourth bullet point above so long as we have made proper provision to provide that holders will receive such rights upon conversion in accordance with the terms of the indenture.

Adjustment to the conversion rate upon the occurrence of certain fundamental changes
      If:

•	a “fundamental change,” as described under the first, second or third bullet point of the description of “change in control” under “— Holders may require us to repurchase their notes upon a fundamental change,” occurs before February 1, 2012; and

•	at least 10% of the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the fundamental change consists of any combination of cash or securities (or other property) that are not traded on a US national securities exchange or quoted on the NASDAQ National Market (and are not scheduled to be so traded or quoted immediately after the fundamental change), then we will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the 15th business day before the date we originally announce as the anticipated effective date of the fundamental change until, and including, the 15th business day after the actual effective date of the fundamental change. We refer to such a fundamental change as a “make-whole fundamental change.” However, if the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then, in lieu of increasing the conversion rate as described above, we may elect to change the conversion right in the manner described under “— Fundamental changes involving an acquisition of us by a public acquirer.”
      We will mail to holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 15 business days before the anticipated effective date of the make-whole fundamental change. We must also state, in the notice, announcement and publication, whether we have made the election referred to above to change the conversion right in lieu of increasing the conversion rate.
      If a holder surrenders its note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, the holder will not be entitled to any increased conversion rate in connection with the conversion.

The increase in the conversion rate
      In connection with a make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. Otherwise, the “applicable price” will be the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days immediately preceding the effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during those five consecutive trading days.
      The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the notes described above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the conversion rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted conversion rate.
In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Adjustments to the conversion rate.”
Number of additional shares
(per $1,000 principal amount of notes)

	Effective Date

Applicable	January 25,	February 1,	February 1,	February 1,	February 1,	February 1,	February 1,	February 1,
Price	2005	2006	2007	2008	2009	2010	2011	2012

$ 8.97	37.76	39.53	38.38	36.95	35.06	32.34	28.07	0.00
12.50	22.80	23.77	22.55	20.99	18.89	15.86	10.98	0.00
15.00	17.01	17.74	16.61	15.17	13.26	10.54	6.36	0.00
17.50	13.14	13.73	12.72	11.44	9.76	7.44	4.09	0.00
20.00	10.41	10.91	10.02	8.90	7.45	5.51	2.89	0.00
22.50	8.39	8.85	8.06	7.09	5.85	4.24	2.20	0.00
25.00	6.87	7.29	6.60	5.75	4.70	3.37	1.78	0.00
27.50	5.68	6.08	5.47	4.74	3.84	2.74	1.50	0.00
30.00	4.73	5.12	4.59	3.95	3.18	2.27	1.29	0.00
32.50	3.97	4.35	3.88	3.32	2.67	1.91	1.14	0.00
35.00	3.35	3.72	3.31	2.82	2.26	1.62	1.01	0.00
37.50	2.84	3.20	2.83	2.41	1.93	1.40	0.91	0.00
40.00	2.41	2.76	2.44	2.07	1.65	1.21	0.82	0.00
42.50	2.05	2.40	2.11	1.79	1.43	1.06	0.74	0.00
45.00	1.74	2.08	1.83	1.55	1.24	0.93	0.68	0.00
47.50	1.48	1.82	1.60	1.35	1.08	0.82	0.62	0.00
50.00	1.26	1.59	1.39	1.17	0.95	0.73	0.56	0.00
52.50	1.07	1.39	1.22	1.03	0.83	0.65	0.52	0.00
The numbers of additional shares set forth in the table above are based on a closing sale price of $8.97 per share of our common stock on January 19, 2005 and certain pricing assumptions.
      The exact applicable price and effective date may not be as set forth in the table above, in which case:

•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $52.50 per share (subject to adjustment), we will not increase the conversion rate; and

•	if the actual applicable price is less than $8.97 per share (subject to adjustment), we will not increase the conversion rate.
However, certain continued listing standards of the NASDAQ National Market potentially limit the amount by which we may increase the conversion rate. These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our outstanding common stock. Accordingly, we will not increase the conversion rate as described above beyond the maximum level permitted by these continued listing standards. We will make any such reduction in the increase to the conversion rate in good faith and, to the extent practical, pro rata in accordance with the principal amount of the notes surrendered for conversion in connection with the make-whole fundamental change. In accordance with these listing standards, these restrictions will apply at any time when the notes are outstanding, regardless of whether we then have a class of securities quoted on the NASDAQ National Market.

Fundamental changes involving an acquisition of us by a public acquirer
      If the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then we may elect to change the conversion right in lieu of increasing the conversion rate applicable to notes that are converted in connection with that public acquirer fundamental change. If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a note into shares of our common stock will be changed into a right to convert it into shares of “public acquirer common stock,” as described below, at a conversion rate equal to the conversion rate in effect immediately before the effective time multiplied by a fraction:

•	whose numerator is:

•	if the public acquirer fundamental change is a share exchange, consolidation, merger, or binding share exchange pursuant to which our common stock is converted into cash, securities, or other property, the fair market value (as determined in good faith by our board of directors), as of the effective time of the public acquirer fundamental change, of the cash, securities, and other property paid or payable per share of our common stock; or

•	in the case of any other public acquirer fundamental change, the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days before, and excluding, the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our board of directors); and

•	whose denominator is the average of the last reported sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our board of directors).
If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their notes in connection with the public acquirer fundamental change. If the public acquirer fundamental change is also an event that requires us to make another adjustment to the conversion rate as described under “— Adjustments to the conversion rate” above, then we will also give effect to that adjustment. However, if we make the election described above, then we will not change the conversion right in the manner described under “— Change in the conversion right upon certain reclassifications, business combinations and asset sales” above.

      A “public acquirer fundamental change” generally means an acquisition of us pursuant to a change of control described in the first, second or third bullet point under the description of “change in control” under “— Holders may require us to repurchase their notes upon a fundamental change,” where the acquirer (or any entity that is a direct or indirect wholly owned subsidiary of the acquirer) has a class of common stock that is traded on a national securities exchange or quoted on the NASDAQ National Market or that will be so traded or quoted when issued or exchanged in connection with the change in control. We refer to such common stock as the “public acquirer common stock.”
      We will state, in the notice, public announcement and publication described under “— Adjustment to the conversion rate upon the occurrence of certain fundamental changes” above, whether we have elected to change the conversion right in lieu of increasing the conversion rate. With respect to each public acquirer fundamental change, we can make only one election, and we cannot change that election once we have first mailed any such notice or made any such public announcement or publication. However, if we elect to change the conversion right as described above in connection with a public acquirer fundamental change that is ultimately not consummated, then we will not be obligated to give effect to that particular election.
REDEMPTION OF NOTES AT OUR OPTION
      Prior to February 1, 2012, we cannot redeem the notes. We may redeem the notes at our option, in whole or in part, at any time on or after February 1, 2012, on any date not less than 30 nor more than 60 days after the day we mail a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on that date will be payable to the holder of record at the close of business on the relevant record date, and the redemption price will not include such interest payment. We will make at least 14 semi-annual interest payments on the notes before we may redeem the notes at our option.
      If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.
      The conversion right with respect to any notes we have called for redemption will expire at the close of business on the third business day immediately preceding the redemption date, unless we default in the payment of the redemption price.
      If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. However, we may redeem the notes only in integral multiples of $1,000 principal amount. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.
      We will not redeem any notes at our option if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the redemption price with respect to those notes.
PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER
      On each of February 1, 2012, February 1, 2015 and February 1, 2020 (each, a “purchase date”), a holder may require us to purchase all or a portion of the holder’s outstanding notes, at a price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. On each purchase date, we will purchase all the notes for which the holder has properly delivered and not withdrawn a written purchase notice. Holders may submit their written purchase notice to the paying agent at any time from 9:00 a.m., New York City time, on the date that is 20 business days before the purchase date until 5:00 p.m., New York City time, on the third business day immediately preceding the purchase date.
      For a discussion of certain tax consequences to a holder upon a purchase of the notes at the holder’s option or upon a fundamental change, as described below, see “Material US federal tax considerations — Tax consequences to US holders — Sale, exchange or redemption of the notes and sale or exchange of common stock” and “Material US federal tax considerations — Tax consequences to non-US holders — Sale, exchange or redemption of the notes and sale or exchange of common stock.”
      We will give notice on a date that is at least 20 business days before each purchase date to all holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	the amount of the purchase price;

•	that notes with respect to which the holder has delivered a purchase notice may be converted only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes, including the name and address of the paying agent.
To require us to purchase its notes, the holder must deliver a purchase notice that states:

•	the certificate numbers of the holder’s notes to be delivered for purchase, if those notes are certificated;

•	the principal amount of the notes to be purchased, which must be an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the indenture.
      A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before 5:00 p.m., New York City time, on the third business day before the purchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to purchase its notes;

•	the certificate numbers of the notes being withdrawn, if those notes are certificated;

•	the principal amount being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.
If the notes are not in certificated form, the above notices must also comply with appropriate DTC procedures.
      To receive payment of the purchase price for a note for which the holder has delivered and not validly withdrawn a purchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the note to be paid as soon as practicable but in no event more than three business days after the later of the purchase date and the time of delivery of the note, together with necessary endorsements.
      If the paying agent holds on a purchase date money sufficient to pay the purchase price due on a note in accordance with the terms of the indenture, then, on and after that purchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the note.

      We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for all notes holders have elected to have us purchase. Furthermore, financial covenants contained in any future indebtedness we may incur may limit our ability to pay the purchase price to purchase notes. See “Risk factors — We may not have the ability to raise the funds to purchase the notes on the purchase dates or upon a fundamental change.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. An event of default may, in turn, cause a default under our other indebtedness.
      We will not purchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to those notes.
      In connection with any purchase offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934 and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.
HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE
      If a “fundamental change” (as described below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 30 days after the date we mail a notice of the fundamental change, as described below.
      Within 30 days after the occurrence of a fundamental change, we must mail to all holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly announce the occurrence of the fundamental change through a reputable national newswire service. The notice must state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that holders must follow to exercise their repurchase right;

•	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•	that notes with respect to which the holder has delivered a fundamental change repurchase notice may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.

      To exercise the repurchase right, a holder must deliver a written notice to the paying agent no later than 5:00 p.m., New York City time, on the third business day immediately preceding the fundamental change repurchase date. This written notice must state:

•	the certificate numbers of the notes that the holder will deliver for repurchase, if those notes are certificated;

•	the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.
      A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to 5:00 p.m., New York City time, on the third business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its notes;

•	the certificate numbers of the notes being withdrawn, if those notes are certificated;

•	the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.
If the notes are not in certificated form, the above notices must also comply with appropriate DTC procedures.
      To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will cause the fundamental change repurchase price for the note to be paid as soon as practicable but in no event more than three business days after the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.
      If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note, together with necessary endorsements.
      A “fundamental change” generally will be deemed to occur upon the occurrence, on or after the date we first issue the notes, of a “change in control” or a “termination of trading.”
      A “change in control” generally will be deemed to occur at such time as:

•	any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), other than us, any of our subsidiaries or any of our employee benefit plans, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•	there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934;

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

•	the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger, “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to the transaction; or

•	both of the following conditions are satisfied:

•	at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a US national securities exchange or quoted on the NASDAQ National Market (or which will be so traded or quoted when issued or exchanged in connection with such consolidation or merger); and

•	as a result of such consolidation or merger, the notes become convertible solely into such common stock, associated rights and cash for fractional shares;

•	the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the first issue date of the notes constituted our board of directors; and

•	any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

•	we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.
      There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.
      A strategic licensing arrangement, or a corporate partnering transaction or similar collaboration, involving one or more of our product candidates, products or intellectual property, whether in a single transaction or a series of transactions, will be deemed not to be a “change in control” pursuant to the second bullet point under the description of “change in control” above if:

•	we obtain an opinion of a nationally recognized counsel reasonably satisfactory to the trustee, dated the effective date of the transaction or series of transactions, addressed to the trustee and in form and substance reasonably satisfactory to the trustee, to the effect that the transaction or series of transactions does not, individually or in the aggregate, constitute a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934; and

•	at the effective time of the transaction or series of transactions, a court of competent jurisdiction has not rendered a judgment or order that is binding on us and that prohibits us from proceeding with the transaction or series of transactions on the terms then proposed or that requires us to obtain the authorization or consent of our stockholders in connection with the transaction or series of transactions pursuant to Section 271 of the Delaware General Corporation Law or any similar law that may then be applicable to us.

      We refer to a transaction or series of transactions that satisfies the above requirements as a “permitted strategic transaction.”
      A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a US national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.
      We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, financial covenants contained in any future indebtedness we may incur may limit our ability to pay the fundamental change repurchase price to repurchase notes. See “Risk factors — We may not have the ability to raise the funds to purchase the notes on the purchase dates or upon a fundamental change.” Our failure to repurchase the notes when required would result in an event of default with respect to the notes. An event of default may, in turn, cause a default under our other indebtedness.
      We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes.
      In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to the holders of the notes.
      We will not repurchase any notes at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change repurchase price with respect to the notes.
      In connection with any fundamental change offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.
RANKING
      The notes are our unsecured senior obligations and rank equally with all of our other existing and future unsecured senior indebtedness. However, the notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. The notes are also effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon its liquidation or reorganization, and the consequent right of the holders of the notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.
      The notes are exclusively our obligations. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of those subsidiaries and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.
      The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. We have a $17.1 million debt facility relating to the build-out of our Lexington, Massachusetts facility, under which we had borrowings of $8.4 million as of March 31, 2005. This debt facility is secured by a first-priority security interest in a cash deposit of 50% of the loan amount, all of our equipment and most of our other assets (excluding our intellectual property). Our subsidiaries had total liabilities, excluding intercompany liabilities, of $3.1 million as of March 31, 2005.
CONSOLIDATION, MERGER AND SALE OF ASSETS
      The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

•	either:

•	the transaction or series of related transactions is a merger or consolidation where we are the surviving corporation; or

•	the surviving, resulting or transferee person:

•	is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia; and

•	assumes all of our obligations under the notes and the indenture; and

•	no default or event of default exists immediately after giving effect to the transaction or series of related transactions.
      However, a “permitted strategic transaction,” as described under “— Holders may require us to repurchase their notes upon a fundamental change,” will be deemed not to be a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets.
      When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.
      Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes as described under “— Holders may require us to repurchase their notes upon a fundamental change.”
      There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
EVENTS OF DEFAULT
      The following are events of default under the indenture for the notes:

•	a default in the payment of the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

•	a default in the payment of an installment of interest or additional interest, if any, on any note when due, if the failure continues for 30 days after the date when due;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

•	our failure to timely provide notice as described under “— Purchase of notes by us at the option of the holder” or “— Holders may require us to repurchase their notes upon a fundamental change”;

•	our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

•	a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $10.0 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”
      If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest, including additional interest, if any, and any premium on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest, including additional interest, if any, and any premium on, all notes will automatically become immediately due and payable.
      After any such acceleration, the holders of a majority in aggregate principal amount of the notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•	the rescission would not conflict with any governmental or court order or decree;

•	all events of default, other than the non-payment of accelerated principal, premium, if any, or interest, have been cured or waived; and

•	certain amounts due to the trustee are paid.
      Subject to the trustee’s duties in the case of an event of default, the indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

      No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•	the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.
However, the above limitations do not apply to a suit by a holder to enforce:

•	the payment of any amounts due on the notes after the applicable due date; or

•	the right to convert notes into shares of our common stock in accordance with the indenture.
      Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•	in the payment of principal of, or premium, if any, or interest or additional interest, if any, on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note into shares of our common stock in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
      We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by one of our senior officers stating whether the officer has actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such known default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each holder a notice of the default or event of default within 30 days after the trustee has received the notice. However, the trustee need not mail the notice if the default or event of default:

•	has been cured or waived; or

•	is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.
MODIFICATION AND WAIVER
      We may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•	change the stated maturity of the principal of, or the payment date of any installment of interest or any premium, on any note;

•	reduce the principal amount of, or any premium, interest or additional interest on any note;

•	change the place or currency of payment of principal of, or any premium, interest or additional interest, if any, on any note;

•	impair the right to institute a suit for the enforcement of any payment on, or with respect to, any note;

•	modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the right of the holders to require us to purchase notes at their option or upon a fundamental change;

•	modify the ranking provisions of the indenture in a manner adverse to the holders of notes;

•	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

•	modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.
      We may, with the trustee’s consent, amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

•	evidence the assumption of our obligations under the indenture and the notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;

•	give effect to the election, if any, by us referred to under “Conversion rights — Adjustment to the conversion rate upon the occurrence of certain fundamental changes — Fundamental changes involving an acquisition of us by a public acquirer”;

•	make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

•	make any changes or modifications to the indenture necessary in connection with the registration of the public offer and sale of the notes under the Securities Act of 1933 pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act of 1939;

•	secure our obligations in respect of the notes;

•	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture;

•	add any additional events of default with respect to the notes; or

•	provide for a successor trustee with respect to the notes in accordance with the indenture.
In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not individually or in the aggregate adversely affect the rights of any holder in any material respect.
      Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, by notice to the trustee, generally may:

•	waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

•	waive any past default or event of default and its consequences, except a default or event of default:

•	in the payment of principal of, or premium, if any, or interest or additional interest, if any, on any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
DISCHARGE
      We may generally satisfy and discharge our obligations under the indenture by:

•	delivering all outstanding notes to the trustee for cancellation; or

•	depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.
In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound.
CALCULATIONS IN RESPECT OF NOTES
      We or our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, the determination of the current market price of our common stock, the number of shares, if any, issuable upon conversion of the notes and amounts of interest and additional interest payable on the notes. We or our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes.
NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR STOCKHOLDERS
      None of our past, present or future directors, officers, employees or stockholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under US federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
REPORTS TO TRUSTEE
      We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

UNCLAIMED MONEY
      If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest or additional interest, if any, on the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish in a newspaper of general circulation in the City of New York, or mail to each holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.
PURCHASE AND CANCELLATION
      The registrar, paying agent, and conversion agent will forward to the trustee any notes surrendered to them for redemption, purchase, repurchase, transfer, exchange, payment, or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.
      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.
REPLACEMENT OF NOTES
      We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, before we issue a replacement note, we or the trustee may require, at the expense of the holder, indemnity reasonably satisfactory to us and the trustee.
TRUSTEE AND TRANSFER AGENT
      The trustee for the notes is HSBC Bank USA, National Association, and we have appointed the trustee as the paying agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. HSBC Bank USA, National Association, and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.
      The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.
      The transfer agent for our common stock is American Stock Transfer & Trust Company.

LISTING AND TRADING
      The notes were originally designated for trading on The PORTALsm Market. Any notes that are resold by means of this prospectus will no longer be eligible for trading on The PORTALsm Market. Our common stock is listed on the NASDAQ National Market under the ticker symbol “AGEN.”
FORM, DENOMINATION AND REGISTRATION OF NOTES

General
      The notes were issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “— Global securities” below for more information. The trustee need not:

•	register the transfer of or exchange any note for a period of 15 days before selecting notes to be redeemed;

•	register the transfer of or exchange any note during the period beginning at the opening of business 15 days before the mailing of a notice of redemption of notes selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the notes not being redeemed, purchased or repurchased.
      See “— Global securities” and “— Certificated securities” for a description of additional transfer restrictions that apply to the notes.
      We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global securities
      A global security was deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC. Notes resold under the registration statement of which this prospectus is a part will also be represented by one or more global securities.
      Except in the limited circumstances described below and in “— Certificated securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.
      DTC has accepted the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. Each holder owning a beneficial interest in a global security must rely on DTC’s procedures, and, if that beneficial owner is not a direct or indirect DTC participant, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any right of a holder of notes under the indenture or the global security. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

      Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.
      DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.
      DTC has further advised us that it will take any action permitted to be taken by a holder of a note only at the direction of one or more DTC participants to whose account the DTC interest in the related global security is credited and only in respect of such portion of the aggregate principal amount of the global security as to which such participant or participants have given such direction.

Certificated securities
      The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.

Same-day settlement and payment
      We will make payments in respect of notes that are represented by global securities by wire transfer of immediately available funds to DTC or its nominee as the registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if the holder of the certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount, we will mail a check to that holder’s registered address.
      We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds.

We expect that secondary trading in any certificated securities will also be settled in immediately available funds.
      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
      We have obtained the information we describe above concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the initial purchasers take any responsibility for the accuracy of this information.
      Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. Neither we, the initial purchasers nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.
GOVERNING LAW
      The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF COMMON STOCK
      The following summary of the terms of our common stock is subject to and qualified in its entirety by reference to our charter and by-laws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to “Where you can find additional information” below for directions on obtaining these documents.
      We have authority to issue 100,000,000 shares of common stock. As of March 31, 2005, we had approximately 45,564,000 shares of common stock outstanding.

General
      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the board may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Transfer agent and registrar
      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its telephone number is (800) 937-5449.
DESCRIPTION OF PREFERRED STOCK
      We currently have authorized 25,000,000 shares of preferred stock, 31,620 shares of which have been designated Series A Convertible Preferred Stock and are issued and outstanding as of the date of this prospectus. The remaining 24,968,380 authorized shares of preferred stock are undesignated and not issued or outstanding as of the date of this prospectus.

General
      Under Delaware law and our charter, our board of directors is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series. Subject to limitations prescribed by Delaware law and our charter and by-laws, the board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.
      Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of our common stock might believe to be in their best interests or in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then market price of those shares.

Series A Preferred Stock
      On September 24, 2003, we sold 31,620 shares of Series A Convertible Preferred Stock, par value $0.01 per share, which we refer to as “Series A Preferred Stock,” to Brad M. Kelley. Under the terms and conditions of the Certificate of Designation creating the Series A Preferred Stock, the stock is convertible by the holder at any time into shares of our common stock, is non-voting, carries a 2.5 percent annual dividend yield, has an initial conversion price of $15.81, and is redeemable by us at its face amount on or after September 24, 2013. The liquidation value of this Series A Preferred Stock is equal to $1,000 per share outstanding plus any accrued unpaid dividends. The Certificate of Designation does not restrict the repurchase or redemption of shares by us while there is an arrearage in the payment of dividends. We may not redeem the shares prior to September 24, 2013. The Certificate of Designation does not contemplate a sinking fund. The Series A Preferred Stock ranks senior to our common stock. In a liquidation, dissolution or winding up of us, the Series A Preferred Stock’s liquidation preference must be fully satisfied before any distribution could be made to the common stock. Other than in such a liquidation, no terms of the Series A Preferred Stock affect our ability to declare or pay dividends on our common stock as long as the Series A Preferred Stock’s dividends are accruing. Prior to September 24, 2005, unless there remain fewer than 16,000 shares of Series A Preferred Stock still outstanding, we cannot create a class of stock senior to the Series A Preferred Stock without the approval of a majority of record holders of that stock.
      This description of the Series A Preferred Stock is qualified in its entirety by reference to the Certificate of Designation of the Series A Preferred Stock, which is filed as Exhibit 3.1 to our current report on Form 8-K filed with the SEC on September 25, 2003, and is incorporated by this reference into this prospectus.
ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BY-LAWS AND DELAWARE LAW
      The following paragraphs summarize certain provisions of the Delaware General Corporation Law and our charter and by-laws. The summary is subject to and qualified in its entirety by reference to the Delaware General Corporation Law and to our charter and by-laws. Copies of our charter and by-laws are on file with the SEC. Please refer to “Where you can find additional information” below for directions on obtaining these documents.

Charter and by-law provisions
      Our certificate of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Our certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders’ meeting, and our by-laws provide that only our president or a majority of our board of directors may call special meetings of the stockholders. Our by-laws also require that stockholders provide advance notice of business to be brought by a stockholder before the annual meeting. Our certificate of incorporation includes provisions classifying the board of directors into three classes with staggered three-year terms. In addition, our directors may only be removed from office for cause. Under our certificate of incorporation and by-laws, the board of directors determines the size of the board and may fill vacancies on the board. The by-laws provide that stockholders may not make nominations for directors at any annual or special meeting unless the stockholder intending to make a nomination notifies Antigenics of the stockholder’s intention a specified period in advance and furnishes certain information.

Delaware law
      Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of public Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. Our certificate of incorporation and by-laws do not exclude the company from the restrictions imposed under Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of Antigenics, which could depress the market price of our stock and which could deprive stockholders of opportunities to realize a premium on shares of our stock held by them.

MATERIAL US FEDERAL TAX CONSIDERATIONS
IN GENERAL
      The following is a summary of material US federal income tax consequences (and, in the case of non-US holders, estate tax consequences) to you of the ownership and disposition of the notes and common stock received upon conversion of the notes. This summary:

•	is based on the Internal Revenue Code of 1986, as amended (the “Code”), US Treasury regulations issued thereunder, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) or to different interpretations;

•	does not discuss the tax consequences to you if you do not hold the notes and any common stock received upon conversion of the notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to you because you are subject to special rules, such as rules applicable to financial institutions, tax-exempt entities, US holders whose “functional currency” is not the US dollar, insurance companies, traders or dealers in securities or foreign currencies, persons holding the notes as part of a hedge, straddle, “constructive sale,” “conversion” or other integrated transaction, or former US citizens or long-term residents subject to taxation as expatriates under Section 877 of the Code;

•	does not discuss the effect of any US federal gift tax laws or any state, local, or foreign laws; and

•	does not discuss tax consequences to partnerships, S corporations, or other pass-through entities for US federal income tax purposes.
      Please consult your own tax advisor regarding the application of US federal income tax laws to your particular situation and the consequences of federal estate and gift tax laws, state, local, and foreign laws and tax treaties.
      As used in this section, a US holder means a beneficial owner of a note (or common stock received upon conversion of a note) that is, for US federal income tax purposes, a citizen or resident of the United States, a corporation or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if (1) the trust is subject to the primary supervision of a court within the United States and one or more US persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a US person. As used in this section, a non-US holder means a beneficial owner of a note (or common stock received upon conversion of a note) that is not a US holder and is not a partnership or an entity treated as a partnership for US federal income tax purposes.
      If a partnership (including any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of a note (or our common stock received upon conversion of a note), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the US federal income tax consequences of the purchase, ownership and disposition of the notes (or our common stock received upon conversion of a note).

TAX CONSEQUENCES TO US HOLDERS
      This section applies to you if you are a US holder.

Payments of interest
      In general, you must report interest on the notes in accordance with your accounting method. If you are a cash method taxpayer, which is the case for most individuals, you must include interest on the notes in your income when you receive it. If you are an accrual method taxpayer, you must include interest on the notes in your income as it accrues.
      Under the terms of the notes, we are obligated to increase the conversion rate of certain notes surrendered for conversion in the event of certain fundamental changes. Although the matter is not free from doubt, we intend to take the position that the increase in the conversion rate of such notes is a “remote” or “incidental” contingency or that certain other exceptions would apply and that additional amounts should be taxable as ordinary interest income at the time they are received or accrued in accordance with the holder’s regular accounting method. It is possible, however, that the Internal Revenue Service (the “IRS”) may take a different position, in which case the timing, character, and amount of income inclusions by a holder may be affected and other tax consequences of ownership and disposition of the notes would be significantly different from those described herein. The remainder of this discussion assumes that no such position is taken or sustained. You should consult your own tax advisor with regard to the potential application of these rules.

Sale, exchange, or redemption of the notes and sale or exchange of common stock
      On the sale, exchange (other than by conversion), or redemption of a note or common stock received on conversion of a note:

•	You will have taxable gain or loss equal to the difference between the amount received by you (in the case of notes, other than amounts representing accrued and unpaid interest) and your adjusted tax basis in the note or our common stock received on conversion of the note. Your tax basis is, in the case of the note, the cost of the note to you (decreased by any principal payments you receive with respect to the note and any bond premium previously taken into account and increased by any market discount previously included in income) and, in the case of common stock, the basis as described below under “Conversion.”

•	Your gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if you held the note or, in the case of a sale of our common stock received on conversion, the combination of the note and the common stock, for more than one year. The deductibility of capital losses is subject to limitation.

•	If you sell the note between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

Conversion
      You generally will not recognize any income, gain, or loss upon conversion of a note into our common stock except with respect to cash received in lieu of a fractional share of common stock.
      Your adjusted basis in our common stock received on conversion of a note will be the same as your adjusted basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share for which you receive a cash payment. The holding period for the common stock generally will include the holding period of the note converted.
      Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for a fractional share of common stock and generally will result in gain or loss (measured by the difference between the cash received for the fractional share and your adjusted basis allocable to the fractional share).
      If any notes are surrendered for conversion in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate of such notes. The US federal income tax treatment of any such increase in the conversion rate of such notes is uncertain. You should consult your own tax advisor with regard to the tax treatment of such increase in the conversion rate.

Adjustment of conversion rate; changes to conversion right
      The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in the conversion rate may result in a constructive stock dividend taxable to you, although you would not receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate you for distributions of cash or certain other property to our stockholders. (See “Dividends on our common stock” below.)
      The terms of the notes permit us to elect to change the conversion right of the notes into a right to convert the notes into “public acquirer common stock” in the event of a “public acquirer fundamental change.” The tax consequences of that election to you are unclear. The election may result in a deemed exchange of notes for tax purposes. It is possible that such an exchange may be treated as a tax-free recapitalization, but the tax rules are not entirely clear and, accordingly, you should consult your own tax advisor regarding the tax consequences of such an election.

Dividends on our common stock
      If, after you convert a note into our common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. Certain holders (including US individuals) may qualify for preferential rates of US federal income taxation in respect of dividend income. US corporations may be eligible for a dividends received deduction with respect to dividend income. Constructive dividends on the notes are not eligible for these preferential rates or for the dividends received deduction. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital up to your adjusted basis in the common stock. Any remaining excess will be treated as capital gain.
      If an event occurs that dilutes the note holders’ interest and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them.

Backup withholding and information reporting
      Certain noncorporate US holders may be subject to IRS information reporting and backup withholding at the applicable rate (currently 28%) on payments of interest on the notes, dividends on common stock, and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate US holder:

•	fails to furnish its taxpayer identification number, referred to as a “TIN”;

•	furnishes an incorrect TIN;

•	is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

      The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.
TAX CONSEQUENCES TO NON-US HOLDERS
      This section applies to you if you are a non-US holder and the interest and gain you receive is not effectively connected with your conduct of a US trade or business. If the interest and gain you receive is effectively connected with your conduct of a US trade or business, you generally will be subject to rules similar to those described above for US holders and not subject to withholding if you satisfy certain certification requirements, generally on IRS Form W-8ECI or applicable successor form. In addition, a foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. However, these rules are complex, and you should consult with your tax advisors. This section assumes that we are at no time a “United States real property holding corporation.” We believe that we are not a United States real property holding corporation and do not expect to become such a corporation, although there can be no assurance that we will not become such a corporation. If we do become a United States real property holding corporation, there could be adverse tax consequences to a non-US holder.

Interest
      Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to you will not be subject to US federal income or withholding tax, provided that pursuant to the “portfolio interest” exception:

•	you do not own, directly or indirectly, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us;

•	you are not a bank receiving interest on the notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	you satisfy certain certification requirements.
      To satisfy the certification requirements referred to above, either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-US person and must provide such owner’s name and address, and TIN, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a “Financial Institution”) and holds the notes on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or applicable successor form), under penalties of perjury, that it is a non-US person and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special certification rules apply for notes held by foreign partnerships and other intermediaries.
      Payments of interest on the notes that do not meet the above-described requirements will be subject to a US federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) collected by means of withholding.
      Under the terms of the notes, we are obligated to increase the conversion rate of certain notes surrendered for conversion in the event of certain fundamental changes. Although the matter is not free from doubt, we intend to take the position that the increase in conversion rate of such notes is a “remote” or “incidental” contingency or that certain other exceptions would apply. It is possible, however, that the IRS may take a different position, in which case the tax consequences of ownership and disposition of the notes could be significantly different from those described herein. The remainder of this discussion assumes that no such position is taken or sustained. You should consult your own tax advisor with regard to the potential application of these rules.

Conversion
      A non-US holder generally will not be subject to US taxation on the conversion of notes into our common stock.
      If any notes are surrendered for conversion in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate of such notes. The US federal income tax treatment of any such increase in the conversion rate of such notes is uncertain. You should consult your own tax advisor with regard to the tax treatment of such increase in the conversion rate.

Dividends on our common stock
      Subject to the discussion of backup withholding below, dividends paid to you on our common stock received on conversion of a note, and any constructive dividends on your common stock or on your notes (see “— Tax consequences to US holders — Adjustment of conversion rate; changes to conversion right”), will be subject to a US federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) collected by means of withholding.

Sale, exchange or redemption of the notes and sale or exchange of common stock
      Subject to the discussion of backup withholding, below, you will not be subject to US federal income tax on any gain realized on the sale, exchange or redemption of the notes or the sale or exchange of our common stock unless you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the note or common stock and other conditions are satisfied.

US federal estate tax
      A note held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will not be includable in the decedent’s gross estate for US estate tax purposes, provided that (1) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote and (2) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States.
      Common stock held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will be included in the gross estate for the purpose of US federal estate tax unless otherwise provided by an applicable estate tax treaty.

Backup withholding and information reporting
      We must report annually to the IRS and to each non-US holder the amount of interest or dividends paid to that holder and the tax withheld, if any, from those payments of interest or dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those payments of interest or dividends and withholding, if any, may also be made available to the tax authorities in the country in which the non-US holder is a resident under the provisions of a applicable income tax treaty or agreement.
      A non-US holder generally will not be subject to the additional information reporting or to backup withholding at the applicable rate (currently 28%) with respect to payments of interest on the notes or dividends on common stock or to information reporting or backup withholding with respect to proceeds from the sale or other disposition of the notes or common stock to or through a US office of any broker, as long as the holder:

•	has furnished to the payor or broker a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-US person;

•	has furnished to the payor or broker other documentation upon which it may rely to treat the payments as made to a non-US person in accordance with Treasury regulations; or

•	otherwise establishes an exemption.
      The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting, but not backup withholding, if it is to or through a foreign office of a US broker or a non-US broker with certain enumerated connections with the United States, unless the documentation requirements described above are met or the holder otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules from a payment to a non-US holder will be allowed as a credit against such holder’s US federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-US holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

SELLING SECURITYHOLDERS
      We originally issued the notes in a private placement in January 2005. The notes were resold by the initial purchasers to persons they or their agents reasonably believed to be qualified institutional buyers under Rule 144A under the Securities Act. These subsequent purchasers, including, to the extent permitted, their transferees, pledges or donees or their successors, may use this prospectus to offer and sell the notes and the shares of our common stock issuable upon conversion of the notes.
      The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes and/or shares of our common stock that may be issuable upon conversion of the notes.
      We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.
      Our registration of the notes and the shares of our common stock that may be issuable upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be provided in supplements to or amendments of this prospectus, or registration statement of which this prospectus is a party, if and when necessary.

			Number of Shares
	Principal Amount		of Common Stock	Number of Shares
	of Notes	Percentage	Issuable Upon	of Common Stock	Percentage of
	Beneficially Owned	of Notes	Conversion That	Beneficially Owned	Common Stock
Name of Selling Securityholder(1)	That may be Sold	Outstanding	may be Sold(2)	After Offering(3)	Outstanding

Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$1,810,000	3.6%	168,153	0	*
Argent Classic Convertible Arbitrage Fund II L.P.	80,000	*	7,432	0	*
Argent Classic Convertible Arbitrage Fund L.P.	400,000	*	37,160	0	*
Barclay’s Global Distribution Bonds	350,000	*	32,515	0	*
CGNU Life Fund	500,000	1.0%	46,451	0	*
Commercial Union Life Fund	600,000	1.2%	55,741	0	*
DBAG London	13,412,000	26.8%	1,246,005	0	2.7%
Norwich Union Life & Pensions	900,000	1.8%	83,612	0	*
President and Fellows of Harvard College	8,000,000	16.4%	743,218	37,000	*
Privilege Portfolio SKAV	2,000,000	4.0%	185,804	0	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	2,000,000	4.0%	185,804	0	*

			Number of Shares
	Principal Amount		of Common Stock	Number of Shares
	of Notes	Percentage	Issuable Upon	of Common Stock	Percentage of
	Beneficially Owned	of Notes	Conversion That	Beneficially Owned	Common Stock
Name of Selling Securityholder(1)	That may be Sold	Outstanding	may be Sold(2)	After Offering(3)	Outstanding

Severn River Master Fund, Ltd.	$2,000,000	4%	185,804	0	*
Silverback Master, Ltd.	1,000,000	2.0%	92,902	0	*
Tenor Opportunity Master Fund Ltd.	500,000	1.0%	46,451	0	*
UBS Securities LLC(4)	2,860,000	6.3%	265,700	0	*
Xavex Convertible Arbitrage 10 Fund	210,000	*	19,509	0	*

*	Less than 1%

(1)	No unnamed holder may use this prospectus to offer or sell notes or shares of our common stock until such unnamed holder is identified as a selling securityholder in a supplement to this prospectus or an amendment to the registration statement of which this prospectus is a part.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of approximately 92.9023 shares of our common stock per $1,000 in principal amount of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of notes — Conversion rights.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the notes, cash will be paid instead of issuing any fractional shares.

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon the assumed conversion of notes listed next to its name and represents additional shares of our common stock beneficially owned before the offering.

(4)	The selling securityholder served as an initial purchaser of the notes in January 2005. The selling securityholder has represented to us that it purchased the notes listed on the table for investment purposes and not with a view toward distribution of such notes.

PLAN OF DISTRIBUTION
      We are registering the notes and the shares of common stock that may be issuable upon conversion of the notes for resale by the selling securityholders listed in this prospectus or in a supplement to this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or underlying common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of the notes or the underlying shares of common stock by the selling securityholders.
      The selling securityholders, or their pledgees, donees, or transferees of, or other successors in interest to, the selling securityholders, may sell all or a portion of the notes and the underlying shares of common stock from time to time to purchasers directly or through broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.
      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” (as this term is defined in the Securities Act). As a result, any discounts, commissions, concessions, or profits they earn on the resale of the notes and the underlying common stock may be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act. The selling securityholders have acknowledged their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M. The selling securityholders have acknowledged that they understand their obligations to comply, and have agreed to comply, with the prospectus delivery requirements under the Securities Act.
      The notes and the underlying shares of our common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices. These sales may be effected in transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the underlying shares of our common stock may be listed or quoted at the time of sale, which may include the NASDAQ National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an exchange or otherwise.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
      In connection with the sales of the notes and the underlying shares of our common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes and the underlying shares of our common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying shares of our common stock short and deliver notes and the underlying shares of our common stock to close out short positions, or loan or pledge notes and the underlying shares of our common stock to broker-dealers that in turn may sell the notes and the underlying shares of our common stock.
      To our knowledge, there are currently no plans, arrangements, or understandings between any selling securityholders and any broker-dealer or agent regarding the distribution of the notes and the underlying shares of our common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the underlying shares of shares of our common stock offered by them pursuant to this prospectus. We cannot assure you that any such selling securityholder will not transfer, devise, or gift the notes and the underlying shares of our common stock by other means not described in this prospectus.
      A selling securityholder may decide not to sell any notes or the common stock issuable upon conversion of the notes. In addition, any notes or underlying shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
      The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of our common stock by the selling securityholders and any such other person. In the addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of our common stock.
      Our outstanding common stock is quoted on the NASDAQ National Market under the symbol “AGEN.” The notes are not listed on any securities exchange. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PORTALsm Market. Accordingly, we cannot assure you that any trading market will develop or have any liquidity.
      In January 2005, we entered into a registration rights agreement for the benefit of the holders of the notes to register their notes and common stock under the Securities Act laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers, and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including some liabilities under the Securities Act. We have agreed to pay substantially all the expenses incidental to the registration, offering and sale of the notes and the underlying shares of our common stock to the public other than commissions, fees, and discounts of underwriters, broker-dealers, and agents.
      We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

•	such date when no transfer restricted securities remain outstanding; and

•	such date that is two years after the latest date we originally issued the notes.
      The registration rights agreements provides that we may suspend the use of this prospectus in connection with sales of notes and shares of common stock upon conversion of the notes by holders for a period not to exceed an aggregate of 45 days in any three-month period and not to exceed 90 days in any 12-month period, under certain circumstances and subject to certain conditions relating to pending corporate developments, public filings with the SEC, and similar events.
VALIDITY OF NOTES AND COMMON STOCK
      The validity of the notes and the shares of Antigenics common stock issuable upon conversion of the notes has been passed upon for us by our counsel, Ropes & Gray LLP, Boston, Massachusetts.
EXPERTS
      The consolidated financial statements of Antigenics Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We have “incorporated by reference” into this prospectus certain information we have filed, or will file, with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.
      We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005 (File no. 000-29089);

•	our quarterly report filed on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the SEC on May 10, 2005 (File no. 000-29089);

•	our current reports on Form 8-K filed with the SEC on January 18, 2005, January 25, 2005 and March 16, 2005 (File no. 000-29089);

•	the portions of our proxy statement on Schedule 14A filed with the SEC on April 22, 2005 (File no. 000-29089) that are incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 24, 2000;

•	the description of our Series A Preferred Stock contained in our current report on Form 8-K filed with the SEC on September 25, 2003 (File No. 000-29089);

•	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but prior to the termination of the offering of the notes.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:
Antigenics Inc.
630 Fifth Avenue
Suite 2100
New York, NY 10111
(212) 994-8200
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Distribution

SEC Registration Fee	$5,885
Legal Fees and Expenses*	50,000
Printing Expenses*	10,000
Accountants Fees and Expenses*	15,000
Miscellaneous*	3,115

Total Expenses	$81,000

*	Estimated

Item 15.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees, but excluding judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.
      Article V of Antigenics’ By-laws provides that Antigenics shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of Antigenics, or is or was serving, or has agreed to serve, at the request of Antigenics, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.
      Section 145(g) of the Delaware General Corporation Law and Article V of By-laws of Antigenics provide that the company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.
      Antigenics has entered into indemnification agreements with each of its directors and executive officers and has obtained insurance covering its directors and officers against losses and insuring Antigenics against certain of its obligations to indemnify its directors and officers.

      Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.
      Section 6 of Article FIFTH of the Certificate of Incorporation of Antigenics eliminates a director’s personal liability for monetary damages to Antigenics and its stockholders to the fullest extent permitted under the Delaware General Corporation Law.

Item 16.	List of Exhibits

Number		Title of Exhibit

*3	.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K dated June 10, 2002 (File No. 000-29089).

*3	.2	Amended and Restated By-laws of Antigenics Inc. Filed as Exhibit 3.2 to our Current Report on Form 8-K dated June 10, 2002 (File No. 000-29089).

*4	.3	Form of Global 5.25% Convertible Senior Note due 2025. Filed with the initial filing of this Registration Statement.

*4	.4	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our registration statement on Form S-1 (File No. 333-91747).

*4	.5	Indenture, dated January 25, 2005, between the Registrant and HSBC Bank USA, National Association. Filed as Exhibit 4.1 to Current Report on Form 8-K dated January 25, 2005.

*4	.6	Registration Rights Agreement, dated January 25, 2005, between the Registrant and the initial purchasers. Filed as Exhibit 4.2 to Current Report on Form 8-K dated January 25, 2005.

*5	.1	Opinion of Ropes & Gray LLP as to the validity of the 5.25% Convertible Notes due 2025 and the common stock into which the notes are convertible. Filed with the initial filing of this Registration Statement.

*12	.1	Statement of Computation of Ratio of Earnings to Fixed Charges. Filed with the initial filing of this Registration Statement.

23.1		Consent of KPMG LLP, independent registered public accounting firm. Filed herewith.

*23	.2	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

*24	.1	Power of Attorney. Included on the signature page to the initial filing of this Registration Statement.

*25	.1	Form T-1 Statement of Eligibility of HSBC Bank USA, National Association, as Trustee under the Indenture relating to the 5.25% Convertible Notes due 2025. Filed with the initial filing of this Registration Statement.

*	Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.
Item 17.     Undertakings
      (a) The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, as of June 10, 2005.

ANTIGENICS INC.

By:	/s/ GARO H. ARMEN, PH.D.

Garo H. Armen
Chief Executive Officer
      Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GARO H. ARMEN, PH.D. Garo H. Armen, Ph.D.	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive, Financial, and Accounting Officer)	June 10, 2005

* Peter Thornton	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2005

* Noubar Afeyan, Ph.D.	Director	June 10, 2005

* Frank V. AtLee, III	Director	June 10, 2005

* Gamil de Chadarevian	Director	June 10, 2005

* Tom Dechaene	Director	June 10, 2005

* Margaret Eisen	Director	June 10, 2005

* Wadih Jordan	Director	June 10, 2005

* Mark Kessel	Director	June 10, 2005

* Pramod Srivastava	Director	June 10, 2005

Signature		Title	Date

* Alastair J.J. Wood		Director	June 10, 2005

*By:	/s/ GARO H. ARMEN, PH.D. Garo H. Armen, Ph.D. As Attorney-in-Fact

EXHIBIT INDEX

Number		Title of Exhibit

*3	.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K dated June 10, 2002 (File No. 000-29089).

*3	.2	Amended and Restated By-laws of Antigenics Inc. Filed as Exhibit 3.2 to our Current Report on Form 8-K dated June 10, 2002 (File No. 000-29089).

*4	.3	Form of Global 5.25% Convertible Senior Note due 2025. Filed with the initial filing of this Registration Statement.

*4	.4	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our registration statement on Form S-1 (File No. 333-91747).

*4	.5	Indenture, dated January 25, 2005, between the Registrant and HSBC Bank USA, National Association. Filed as Exhibit 4.1 to Current Report on Form 8-K dated January 25, 2005.

*4	.6	Registration Rights Agreement, dated January 25, 2005, between the Registrant and the initial purchasers. Filed as Exhibit 4.2 to Current Report on Form 8-K dated January 25, 2005.

*5	.1	Opinion of Ropes & Gray LLP as to the validity of the 5.25% Convertible Notes due 2025 and the common stock into which the notes are convertible. Filed with the initial filing of this Registration Statement.

*12	.1	Statement of Computation of Ratio of Earnings to Fixed Charges. Filed with the initial filing of this Registration Statement.

23.1		Consent of KPMG LLP, independent registered public accounting firm. Filed herewith.

*23	.2	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

*24	.1	Power of Attorney. Included on the signature page to the initial filing of this Registration Statement.

*25	.1	Form T-1 Statement of Eligibility of HSBC Bank USA, National Association, as Trustee under the Indenture relating to the 5.25% Convertible Notes due 2025. Filed with the initial filing of this Registration Statement.

*	Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.